As filed with the Securities and Exchange Commission on January 1999
                              Registration No. 333-


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                  ------------
                           RAMPART CAPITAL CORPORATION
             (Exact name of registrant as specified in its charter)

             Texas                6159                          76-0427502
(State  or other  jurisdiction  (Primary Standard            (I.R.S. Employer
of   incorporation or              Industrial                 Identification
 organization)                 Classification Code                 Number)
                                    Number)




                           Rampart Capital Corporation
                            700 Louisiana, Suite 2550
                              Houston, Texas 77002
                                 (713) 223-4610
                   (Address, including zip code and telephone
             number, including area code, of registrant's principal
               executive offices and principal place of business)

                                 J. H. Carpenter
                           Rampart Capital Corporation
                            700 Louisiana, Suite 2550
                              Houston, Texas 77002
                                 (713) 223-4610
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                  ------------
                                   Copies To:
Maurice J. Bates, Esq.                            Norman R. Miller, Esq.
Maurice J. Bates, L. L. C.                        Wolin, Ridley & Miller LLP
8214 Westchester, Suite 500                        3100 Bank One Center
Dallas, Texas 75225                               1717 Main Street
(214) 692-3566                                    Dallas, Texas 75201-4681
                                                       (214) 939-4906



Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective. If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                                           CALCULATION OF REGISTRATION FEE

-
                                                                   Proposed          Proposed
                                                                   maximum           maximum
                                                Amount to be       offering     aggregate offering       Amount of
Title of each class of securities to be          registered         price            price(1)        registration fee
registered                                                       per share(1)

Common Stock, $.01 par value (2).........         1,725,000          $10.00        $17,250,000                $5088.75
-Representatives' Warrants................          150,000        $.001             150                       $1.00
Common Stock included in Underwriters'                150,000        $12.00        $1,800,000                $  531.00
Warrants (3)
    TOTAL                                                                                                   $5,620.75

     (1) Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

(2)  Includes   225,000  Shares  of  Common  Stock  issuable   pursuant  to  the
Representative's over-allotment option.

(3) Represents shares of common stock issuable upon exercise of the Representatives' Warrants, together with such additional indeterminate number of shares of Common Stock as may be issued upon exercise of such Representatives' Warrants by reason of the anti-dilution provisions contained therein.
                                  ------------

   The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                1,500,000 Shares

                           RAMPART CAPITAL CORPORATION


                                  Common Stock


Rampart Capital Corporation
700 Louisiana Street, Suite 2510
Houston, Texas 77002



Rampart Capital Corporation
700 Louisiana Street, Suite 2510
Houston, Texas 77002



We are a specialty financial services company that acquires undervalued financial assets, primarily commercial debt portfolios and real estate at substantial discounts. We collect the debt and sell the real estate and other assets for profit. Additionally, we provide short-term bridge funding for real estate projects.

This is an initial public offering of 1,500,000 shares (the "Shares") of common stock (the "Common Stock") of Rampart Capital Corporation. Currently, there is no public market for our Common Stock.

The Underwriters' have an option to purchase an additional 225,000 Shares to cover over-allotments We are a specialty financial services company that acquires undervalued financial assets, primarily commercial debt portfolios and real estate at substantial discounts. We collect the debt and sell the real estate and other assets for profit. Additionally, we provide short-term bridge funding for real estate projects.

This is an initial public offering of 1,500,000 shares (the "Shares") of common stock (the "Common Stock") of Rampart Capital Corporation. Currently, there is no public market for our Common Stock.

The Underwriters' have an option to purchase an additional 225,000 Shares to cover over-allotments





                                  The Offering:

                             Per Share                 Total
Public Offering Price          $10.00             $15,000,000

Underwriting discounts      $  1.00               $ 1,500,000

Proceeds to   Rampart         $ 9.00              $13,500,000


 Proposed Trading Symbol

   American Stock Exchange ""
                             -----------------------

This investment involves a high degree of risk. See "Risk Factors" beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                -----------------

                           REDSTONE SECURITIES, INC. .


                              Prospectus dated 1999

                               PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements (including notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, the information herein has been adjusted to reflect a 3,000 to 1 stock split in December 1998, and assumes the Underwriters' over-allotment option and the Underwriters' Warrants are not exercised. The Shares offered involve a high degree of risk. Investors should carefully consider the information set forth under "Risk Factors."

Profile of Rampart's Business Activities


Rampart Capital Corporation is a specialty financial services company that acquires undervalued financial assets, primarily in the form of commercial debt portfolios and real estate, manages and services its asset portfolios, collects the debt and sells real estate and other assets for profit, and provides short term bridge funding for real estate projects.

Typically, our discounted debt portfolios contain some or all of the following: non-performing loans and other debt obligations, primarily secured, under-performing loans, primarily real estate secured, performing loans, primarily real estate secured, other forms of unsecured debt obligations, real estate, and other assets.




Discounted Debt Portfolios

We purchase commercial loans and other commercial obligations at substantial discounts from their legal balances by competitive bids and negotiated purchases. We purchase our discounted debt portfolios from: governmental entities, such as the Federal Deposit Insurance Corporation ("FDIC"), financial institutions, insurance companies, bankruptcy estates, and liquidating trusts.




Undervalued Real Estate and other Assets

We acquire real estate and other assets in distressed situations at substantial discounts below market values from: bankruptcy estates, liquidating trusts, insurance companies, and local taxing authorities.

The majority of the real estate is sold at market value in the market place. Because our cost basis in most properties is low, we have not realized a loss on any property sold. In order to optimize profitability, properties with significant upside market potential are managed for future liquidation.




Short-term Bridge Funding
We also provide short-term bridge funding for selected real estate projects. Our typical funding scenario requires that:
     we own the real estate, developers buy-back the properties with preferential yields and equity participation to Rampart, our equity participation percentage increases at specific timetables, and we receive 100% of the equity of the project at specified default dates.

We anticipate that this activity will be a significant portion of our business expansion for both revenues and profits.


Potential availability of tax loss carryforwards
In July 1997, we acquired the remaining assets and corporations of the MCorp Liquidating Trusts. As a result of this acquisition, management believes that there may be approximately $57 million of net operating loss carryforwards and built-in-losses (collectively "NOLs") subject to certain possible limitations, which may be available to offset future taxable income of the acquired corporations for federal and state income tax purposes. If the Company is able to utilize the NOLs, it must be utilized against profits occurring in the acquired corporations as opposed to consolidated profits realized by Rampart. We cannot assure that sufficient profits, if any, can be generated in the acquired corporations prior to the expiration of some or all of the potential NOLs. Because of these risks, we believe investors should consider an investment in the Company without giving effect to any benefits that may be attributable to the NOLs.
     See "Risk Factors," "The MCorp Acquisition," "Certain Federal Income Tax Matters" and "Notes to Financial Statements."


                                    Business

Business Strategy
Our business strategy is to continue to broaden and expand our core business while building on our strengths and expertise. To achieve this objective, we plan to do the following:
     Expand the acquisition of discounted loan portfolios and real estate; Broaden our sources of revenue and operating earnings by developing or acquiring additional businesses that leverage our core strengths and management expertise; Invest in fragmented or underdeveloped markets in which we have the investment expertise to achieve attractive risk-adjusted rates of return; Pursue new business opportunities, both domestic and foreign, through joint ventures, thereby capitalizing on the expertise of partners who complement our skills; and Maximize growth in earnings, thereby accelerating the utilization of potential NOLs.



Company Offices
Rampart is a Texas Corporation whose principal executive offices are located at 700 Louisiana, Suite 2510, Houston, Texas 77002; telephone number (713) 223-4610; facsimile: (713) 223-4814. The electronic mail address is mail@rampartcapital.com.

                                                    The Offering




Shares offered .............................     1,500,000  Shares  of  Common  Stock See  "Description  of  Capital
                                                 Stock."


Common Stock to be outstanding
  after the Offering........................     3,750,000 Shares (1)


Use of Proceeds.............................     Purchase  of  discounted  asset  portfolios,  working  capital  and other general corporate purposes. See "Use of Proceeds."


Risk Factors................................     The Shares  offered  are  speculative  and involve a high degree of risk and should not be  purchased by  investors  who cannot  afford the loss of their entire investment. See "Risk Factors."


Proposed American Stock Exchange Symbols
   Common Stock.............................     ""


-----------------

(1)   Does not include:

Up  to  225,000  Shares  to  be  issued  upon  exercise  of  the   Underwriters'
over-allotment option, 150,000 Shares to be issued upon exercise of the Underwriters' Warrants, and 375,000 Shares reserved for issuance under the 1998 Stock Compensation Plan. See "Management - 1998 Stock Compensation Plan" and
Note 10 of the "Notes to Financial Statements."

                   Selected Consolidated Financial Information

The following selected financial data has been derived from our audited balance sheets and income statements for the fiscal years ended December 31, 1996 and 1997 and unaudited balance sheets and income statements for the ten months ended October 31, 1997 and 1998. This selected financial data should be read in conjunction with the financial statements of Rampart and related footnotes included at the end of this prospectus. See "Financial Statements."


                                                           Year Ended December 31,         Ten Months Ended October
                                                                                                     31,
                                                         -----------------------------    ---------------------------
                                                              1996           1997             1997          1998
                                                         ---------------- ------------    -------------- ------------

Operating Data:
Revenues                                                      $3,194,258   $2,935,283        $2,052,052   $6,162,135
Cost of Revenues                                               1,402,453    1,166,063           859,204    2,276,641
Operating Expenses                                             1,888,527    1,644,860         1,260,313    1,439,022
                                                               ---------    ---------         ---------    ---------
Earnings (loss) before income tax                               (96,722)      124,360           (67,465)   2,446,472
Income tax benefit (expense)                                      35,255      309,131           382,981     (694,994)
                                                                  ------      -------           -------     ---------
Net income (loss)                                               (61,467)      433,491           315,516    1,751,478
Basic net income (loss) per common share                 $        (0.03)            $                 $            $
                                                                                 0.19              0.14         0.78
Weighted average common shares outstanding                     2,250,000    2,250,000         2,250,000    3,750,000




                                                           Year Ended December 31,        Ten Months Ended
                                                                                          October31,1998
                                                         -----------------------------    ------------------------------
                                                              1996           1997            Actual       Adjusted (1)
                                                         ---------------- ------------    -------------- ---------------
Balance Sheet:
Working capital (2)                                             -              -                -              -
Current assets (2)                                              -              -                -              -
Current liabilities (2)                                         -              -                -              -
Total assets                                                 $ 6,180,478  $ 7,000,157       $ 7,482,817    $ 17,422,817
Total liabilities                                              5,515,354    5,901,542         4,632,724       1,572,724
Shareholders' equity                                             665,124    1,098,615         2,850,093      15,850,093
Weighted average common shares outstanding                     2,250,000    2,250,000         2,250,000       3,750,000
Book value per share                                            $   0.30   $     0.49     $                $     4.23
                                                                                               1.27
-------

 (1) Adjusted to reflect the sale of 1,500,000 Shares offered by this prospectus at an offering price of $10.00 per Share and application of the net proceeds of $13,000,000.

 (2) In our industry short-term obligations are met by cashflow generated from assets of indeterminable term. Consequently, consistent with industry practice, our balance is presented on an unclassified basis.

                  Acquisition of MCorp Subsidiaries and Assets


In March 1989, MCorp Inc., a large bank holding company, filed for protection under the federal bankruptcy laws and in 1994 the bankruptcy court approved a plan of reorganization and liquidation of MCorp. The court ordered that the assets of MCorp be transferred into three grantor trusts for the benefit of the creditors ("MCorp Liquidating Trusts" or "Trusts"). In July 1997, we acquired, through competitive bid, certain corporate subsidiaries and assets (the "MCorp Acquisition") from the MCorp Liquidating Trusts. The following table sets forth a classification of the assets which were purchased for $881,134 net of cash acquired.

                  Performing loans (outstanding principal balances)     $  2,432,000
                  Foreclosed real property (cost basis)                      189,000
                  Non-performing loans (legal balances)                   34,060,000
                                                                       ==============
                  Total  Balances and Cost Basis of Assets Acquired      $36,681,000
                                                                       ==============

Because of the unknown potential for collection of the non-performing loans, we did not allocate any cost basis to those loans. As of October 31, 1998, we had collected $703,748 or about 80% of the net purchase price by selling some of the foreclosed real estate and collecting some of the performing and non-performing loans. Based on our evaluation of future cash recoveries of the remaining assets as of October 31, 1998, we presently estimate additional recoveries of approximately $1.5 million (excluding interest) from the sale of the real estate and collection of outstanding debt over the next three years. If we attain our projected collections, total recoveries on the MCorp assets would approximate $2.2 million..

Incidental to the acquisition of the assets described above, the entities acquired in the MCorp Acquisition had NOLs of approximately $57 million. We believe that these NOLs, subject to certain possible limitations, may be used to offset future taxable income of the acquired corporations. If the Company is able to utilize the NOLs, it must be utilized against profits occurring in the acquired corporations as opposed to consolidated profits realized by Rampart. We cannot assure that sufficient profits, if any, can be generated in the acquired corporations prior to the expiration of some or all of the potential NOLs. Nor can we assure that the Internal Revenue Service will not deny use of all or a part of the NOLs. Because of these risks, we believe investors should consider an investment in the Company without giving effect to any benefits that may be attributable to the NOLs. See ""Risk Factors", "Certain Federal Income Tax Matters" and Notes to Financial Statements.

                                  RISK FACTORS

Investing in our Shares involves a high degree of risk. Prospective investors should consider the following factors in addition to other information set forth in the prospectus before purchasing the Shares. You should note that this Prospectus contains certain "forward-looking statements," including without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "should," "seeks to," and similar words. You are cautioned that such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors, including but not limited to, the risk factors set forth in this Prospectus. The accompanying information contained in this Prospectus identifies important factors that could cause such differences.



General Economic Conditions
Our lines of business can be adversely affected by:
     Periods of economic slowdown or recession, rising interest rates, and declining demand for real estate.

Although these conditions may increase the number of non-performing debt and undervalued real estate portfolios available for acquisition at discounted prices, such conditions could:

     reduce marketability of our performing loans and real estate, reduce the value or demand for collateral securing performing loans, increase the cost of capital invested, and reduce the return on assets by lengthening the time that capital is invested.



Uncertain Nature of the Asset Acquisition and Resolution Business

This industry developed approximately ten years ago. Initially, very little was known about the profit potential of this industry, and there were few competitors. As the industry matured, participants have become increasingly knowledgeable and more sophisticated in evaluating and pricing assets. As a result, the competition for asset portfolios has increased, resulting in higher prices and lower resulting gross yields, the number of portfolios available for purchase has declined since 1995, the majority of the sellers in today's market are not governmental entities; therefore, more negotiated transactions and fewer bid situations are available.



Because of state and federal regulations, commercial banks, thrifts and insurance companies are required to allocate more regulatory capital to non-performing assets. Consequently, it is often preferable from a regulatory capital perspective for these entities to sell assets at substantial discounts from legal balances. In the aggregate, these entities are among the most active sellers of assets. If regulations were changed in the future to decrease the regulatory capital required to be allocated to non-performing assets, these entities would have less incentive to dispose of assets. To the extent these entities retain non-performing assets rather than sell them, there would be a decreased supply of assets available for purchase by Rampart and its competitors. Any significant decrease in the supply of non-performing assets available for purchase would likely result in significant decreases in revenues in the discounted asset acquisition industry. We cannot assure that regulatory changes will not be adopted.



Potential Availability of Certain Federal Income Tax Benefits

In the MCorp Acquisition, we acquired entities having NOLs in the amount of approximately $57 million. There is little or no legal authority governing many of the tax aspects of the MCorp Acquisition since many determinations involving the use of the NOLs after such acquisitions are questions of fact. Additionally, we have not obtained a private letter ruling from the Internal Revenue Service ("IRS") or an opinion of counsel regarding the availability of the NOLs. Therefore, we cannot assure that the IRS will not successfully challenge the availability of some or all of the NOLs. The utilization of certain of the NOLs could also potentially be limited or unavailable in the future in the event of the occurrence of a second ownership change as defined in the Tax Code. (Certain NOLs of the Company are currently limited due to a previous ownership change concerning the acquisition of certain of the subsidiaries of the Company.) In order to insure that a second change of ownership does not occur, the two existing shareholders of the Company have agreed to certain restrictions on the transfer of their shares so as to avoid an ownership change and the application of Section 382 of the Tax Code which defines such changes. See "The MCorp Acquisition", " Management-Restrictions on Transfer." and "Certain Federal Income Tax Matters."


If the Company is able to utilize the NOLs, it must be utilized against profits occurring in the acquired corporations as opposed to consolidated profits realized by Rampart. We cannot assure that sufficient profits, if any, can be generated in the acquired corporations prior to the expiration of some or all of the potential NOLs or that the IRS will not deny use of all or part of the NOLs.

Because of these risks, we believe investors should consider an investment in the Company without giving effect to any benefits that may be attributable to the NOLs.




Reliance on Key Personnel

Rampart is dependent on the efforts of certain members of senior management, particularly Charles W. Janke (Chairman of the Board and Chief Executive Officer), J. H. Carpenter; (President and Chief Operating Officer), Charles F. Presley (Vice President, Treasurer and Chief Financial Officer) and Eileen Fashoro, (Vice President and Assistant Secretary). If one or more of these individuals becomes unable or unwilling to continue in his/her present role, our business operations or prospects could be adversely impacted. None of these individuals have entered into an employment agreement. We cannot assure that any of the foregoing individuals will continue to serve in his or her current capacity or for what time period this service might continue. We do not have employment agreements with any of our executive officers.


Period to Period Variances

Our method of revenue recognition for non-performing assets is based upon actual cash collections received. Such collections have historically varied and will likely continue to vary significantly from period to period. Consequently, period to period reported revenue has historically varied and will likely continue to vary. This variance may cause significant fluctuations in earnings reported from period to period and, therefore, significant fluctuations in the trading price of Rampart's Shares.

Future Acquisitions of Debt Portfolios, Real Estate and Other Assets

We plan to grow through acquisitions of debt portfolios, real estate and other assets. At present, we are engaged in preliminary discussions for several potential acquisitions of existing portfolios. However, we cannot assure or represent that we will be successful in consummating any acquisitions on beneficial terms.

Capital Requirements and Interest Rates


 A substantial portion of the proceeds of this offering will be utilized for acquisitions of debt portfolios, real estate, and other assets. Therefore, we may require additional capital to expand our operations. The Company may be limited in the use of equity financing due to the restrictions on ownership changes occasioned by Section 382 of the Tax Code, which may require debt financing. There can be no assurance that any such debt financing will be available on favorable terms. See "Use of Proceeds" and "Certain Federal Income Tax Matters."

Execution of our business strategy depends to a significant degree on our ability to obtain additional financing. Factors which could adversely affect access to the capital markets, or the costs of such capital, include changes in interest rates, general economic conditions and the perception in the capital markets of the business, results of operations, leverage, financial condition and business prospects.

Most of the indebtedness incurred bears interest at floating rates, which change when certain short term benchmarks increase. If these benchmark rates increase beyond what we had originally projected, our profitability will be adversely affected. Additionally, if interest rates rise significantly, we may be unable to meet these obligations. Even if we are able to service our asset acquisition debt, significant increases in interest rates will depress margins on the resolution of such asset portfolios, thereby decreasing overall earnings, which may prevent meeting debt obligations we have incurred or may incur in the future. Although we may be able to negotiate ceilings on interest rates or otherwise hedge against such risk, we cannot assure that we will be able to do so, or that we will be able to so hedge against this risk at a reasonable cost.


Immediate Substantial Dilution
 Our current shareholders acquired their shares at a cost per share substantially below the price being offered in this offering. Consummation of the offering will result in a substantial increase in the value of the current shareholders' holdings. In addition, the public offering price of the Shares will be substantially higher than the current book value per Share. Consequently, investors purchasing Shares being offered will incur an immediate and substantial dilution of their investment of approximately $5.77 per Share or approximately 57.7% as it relates to the resulting book value of the Shares after completion of this offering. See "Dilution."


Influence on Voting by Principal Shareholders


 Upon completion of this offering, the directors and principal shareholders will own approximately 60.0% of the outstanding shares. Consequently, these shareholders will be able to control the vote on election of directors and to substantially impact the vote on other matters submitted to shareholders. Although there are no agreements or arrangements with respect to voting these Shares among these individuals, if they act together they will be able to substantially impact any vote of the stockholders and thereby exert considerable influence over our affairs. See "Principal Shareholders."

Absence of Prior Public Market - American Stock Exchange Listing
Prior to this offering, there was no public market for the Shares. We intend to apply for listing of the Shares on the American Stock Exchange. We cannot assure that our listing application will be approved. Such listing, if approved, does not imply that there will be a meaningful, sustained market for the Shares. We cannot assure that an active trading market for the Shares will develop or continue.

Arbitrary Determination of Offering
 The public offering price for the Shares was determined by negotiation between Rampart and the Underwriters and should not be assumed to bear any relationship to asset value, net worth or other generally accepted criteria of value. Recent history relating to the market prices of newly public companies indicates that the market price of the Shares following this offering may be highly volatile. See "Underwriting."

Payment of Dividends


 We have never paid cash dividends on the Common Stock, and do not anticipate that we will pay cash dividends in the foreseeable future. The payment of dividends will depend on earnings, financial condition and other factors the Board of Directors may consider relevant. We currently plan to retain any earnings to provide for development and growth. See "Dividend Policy."


 Shares Eligible for Future Sale


 Upon completion of this offering, we will have 3,750,000 shares of Common Stock outstanding (3,975,000 shares if the Underwriters' over-allotment option is exercised).  The current  shareholders  will own  2,250,000  shares,  which will represent 60.0% of the then issued and outstanding shares (57.1% if the over-allotment option is exercised in full). The shares held by the current shareholders are "restricted securities" as that term is defined in the Rules and Regulations under the Securities Act. These shares may be sold in the public market only if registered under the Securities Act or sold pursuant to an applicable exemption from registration, such as that provided by Rule 144 under the Securities Act. The shares held by the current shareholders will not be eligible for sale under Rule 144 for at least one year from the effective date of this Prospectus. The current shareholders have agreed with the Underwriters that they will not sell or otherwise dispose of their shares for a period of one year after the date of this Prospectus without the prior written consent of the Underwriters. Additionally to preserve the potential NOLs, the current shareholders have agreed with Rampart not to reduce their ownership to less than 50% of the shares outstanding during the initial three year period after the date of this Prospectus. Sales of significant amounts of shares by current shareholders in the public market after this offering could adversely affect the market price. See "Principal Shareholders" and "Certain Federal Income Tax Matters."



Shares of Common Stock Reserved under 1998 Stock Option Plan


 We have reserved 375,000 shares of Common Stock for issuance to key employees, officers, directors, and consultants under The 1998 Stock Compensation Plan. To date no options have been granted under the 1998 Stock Compensation Plan. The existence of these options may prove to be a hindrance to future equity financing. See "Management - 1998 Stock Compensation Plan."


Effect of Underwriters' Warrants


 The holders of the Underwriters' Warrants have four years starting one year from the effective date of this Offering to profit from a rise in the market price of the Shares causing dilution in the interests of the other shareholders. Further, the terms on which we might obtain additional financing during that period may be adversely affected by the existence of the Underwriters' Warrants. The holders of the Underwriters' Warrants may exercise their Warrants at a time when we might be able to obtain additional capital through a new offering of shares on terms more favorable than those provided herein. We have agreed that, under certain circumstances, we will register under federal and state securities laws the shares to be issued thereunder. Exercise of these registration rights could involve expense at a time when we could not afford the expenditures and may adversely affect the terms upon which we may obtain financing. See "Description of Capital Stock" and "Underwriting."

Underwriters' Influence on the Market


 A significant amount of the Shares offered may be sold to customers of the Underwriters. Subsequently these customers may engage in transactions for the sale or purchase of such Shares through or with the Underwriters. If they participate in the market, the Underwriters may exert a dominating influence on the market, if one develops, for the Shares. The price and the liquidity of the Shares may be significantly affected by the degree of the Underwriters'
participation in the market. See "Description of Capital Stock" and "Underwriting."





Competition

Currently, there is substantial competition for acquisitions of discounted assets, and this competition may increase in the future. In this business, we compete with investment banks, investment partnerships, private financial services companies similar to us, and a variety of other competitors, both local and regional. Some of these competitors have greater financial resources and lower required financial rates of return on their investments. Consequently, certain competitors may be better able to acquire new asset portfolios, to pursue new business opportunities and to survive periods of industry consolidation.

                                 USE OF PROCEEDS
We expect to net approximately $13,000,000 from the proceeds of this offering ($15,000,000 if the over-allotment option is exercised in full). This assumes an initial public offering price of $10.00 per Share after deducting the Underwriters' discount and $500,000 of expenses relating to the offering. We intend to use the net proceeds is as follows:



                                                                                    Amount              %
                                                                           --------------------    ------------
       Acquisitions of undervalued real estate and discounted loans (1)             $9,500,000         73.5
       Temporarily reduce line of credit debt (2)                                    3,000,000         23.1
       Working capital                                                                 500,000          0.4
                                                                           ====================    ============
                                                                                   $13,000,000        100.0
                                                                           ====================    ============
     ---------------

(1) We are conducting preliminary negotiations regarding several acquisitions of multiple asset portfolios and will use the proceeds from this offering to acquire those portfolios or invest in future business opportunities as a part of our expansion plans

(2) We plan to pay down our cline of credit until we have use for the funds. Our credit facility incurs interest at prime rate plus one percent.

Pending application of the net proceeds of this offering, we may invest the funds in interest-bearing accounts, United States Government obligations and certificates of deposit.




          USE OF PROCEEDS PIE CHART OF INFORMATION IN THE TABLE ABOVE.


                                 DIVIDEND POLICY

We have never paid cash or other dividends on the Common Stock and do not anticipate that we will pay cash dividends in the foreseeable future. The Board of Directors plan to retain earnings for the development and expansion of business. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial condition, and any other factors that the Board of Directors may deem relevant.

                                    DILUTION

As of October 31, 1998, our net tangible book value was $2,850,093 or $1.27 per share based on 2,250,000 shares outstanding. The net tangible book value is the aggregate amount of our tangible assets less our total liabilities. The net tangible book value per share represents the total tangible assets, less total liabilities, divided by the number of shares outstanding. After giving effect to
(i) the sale of 1,500,000 Shares at an assumed offering price of $10.00 per share, and (ii) the application of the estimated net proceeds, the pro forma net tangible book value would increase to $15,350,092 or $4.23 per share. This represents an immediate increase in net tangible book value of $2.96 per share to current shareholders and an immediate dilution of $5.77 per share to new investors or 57.7% as illustrated in the following table:


                Public offering price per Share                                                      $10.00
                  Net tangible book value per Share before this offering            $1.27
                  Increase per share attributable to new investors                   2.96
                                                                              ------------
                Adjusted net tangible book value per share after this                                  4.23
                  offering
                                                                                              --------------
                Dilution per share to new investors                                                  $ 5.77
                                                                                              --------------
                Percentage dilution                                                                   57.7%


The following table sets forth as of October 31,1998, the number of Shares purchased as a result of the offering, the total consideration paid, and the average price per share paid by the current shareholders (before deducting underwriting discounts and other estimated expenses) at an assumed offering price of $10 per share.


                                  Shares Purchased                   Total Consideration            Average Price
                                 Number               Percent             Amount            Percent           Per Share

Current Shareholders            2,250,000                60.0%              $ 750               0%             $0.00

New investors                   1,500,000    (1)         40.0%          15,000,000             100.0%         $10.00
                                                                                                       ------



          Total                 3,750,000    (2)        100.0%         $15,000,750          100.0%


     --------
(1) Upon exercise of the over-allotment option, the number of shares held by new investors would increase to 1,725,000 or 43.4% of the total number of shares to be outstanding after the offering and the total consideration paid by new investors will increase to $17,250,000. See "Principal Shareholders."



(2) Does not include 750,000 shares issuable upon the exercise of (i) the Underwriters' over-allotment option, (ii) the Underwriters' Warrants, or (iii) employee stock options. To the extent that these options and warrants are exercised, there will be further share dilution to new investors.

                                 CAPITALIZATION

The following table sets forth our capitalization (i) as of October 31, 1998 and
(ii) on a pro forma as adjusted basis to give effect to the sale of 1,500,000 Shares and the application of the estimated net proceeds. See "Use of Proceeds."

                                                                              October 31, 1998

                                                                       (Actual)               (As Adjusted)


Liabilities:
Notes payable (1)                                                       $3,501,705                  $433,831


Shareholders' equity
Preferred Stock, $.01 par value,  10,000,000 shares authorized;                  0                         0
no shares issued actual or adjusted (2)
Common Stock, $.01 par value                                              $ 22,500                  $ 37,500
  10,000,000 shares authorized,
  2,250,000 shares issued and outstanding,
  3,750,000 as adjusted (3) (4)
Additional paid in capital                                                       0                13,000,000
Retained earnings                                                        2,827,593                 2,827,593



Total shareholders' equity                                              $2,850,093                15,865,093


Total capitalization                                                    $6,351,798               $16,298,724

-----------

(1) Consistent with industry practice, the balance sheet is presented on an unclassified basis. Accordingly, total capitalization as presented here captures notes payable in its entirety.

(2) The Preferred Stock was authorized by the Board of Directors in December 1998.

(3) Does not include 375,000 shares reserved for issuance under the 1998 Stock Compensation Plan. See "Management - 1998 Stock Compensation Plan."

(4) Does not include an aggregate of up to 375,000 Shares issuable upon exercise of (i) the over-allotment option, or (ii) the Underwriters' Warrants.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read Rampart's Consolidated Financial Statements, related notes and other financial information included in this Prospectus in conjunction with this discussion of our operations.

                              Results of Operations

Over the period from December 31, 1996 to October 31, 1998, we have increased net revenues by 93% to $6.2 million from $3.2 million. As a percentage of revenues, costs decreased 6.9% (43.8% compared to 36.9%) and operating expenses decreased 35.7% (from 59.1% to 23.4%) for the same period. A comparative summary of the earnings statement is shown below.




     Operating Data:                       Calendar Year Ended                   Ten Months Ended

                                         12/31/96        12/31/97          10/31/97          10/31/98
                                       -------------    ------------     -------------    ----------------
     Revenues                           $ 3,194,258     $ 2,935,283       $ 2,052,052         $ 6,162,135
     Cost of revenues                     1,402,453       1,166,063           859,204           2,276,641
                                       -------------    ------------     -------------    ----------------
     Gross Profit                         1,791,805       1,769,220         1,192,848           3,885,494
     General    and    administrative     1,299,663       1,002,260           743,184           1,026,973
     expense
     Interest expense                       588,864         642,600           517,129             412,049
                                       -------------    ------------     -------------    ----------------
     Earnings  (loss)  before  income       (96,722)        124,360          (67,465)           2,446,472
     tax
     Income tax benefit (expense)            35,255         309,131           382,981            (694,994)
                                       -------------    ------------     -------------    ----------------
     Net income (loss)                    $ (61,467)      $ 433,491         $ 315,516         $ 1,751,478
                                       -------------    ------------     -------------    ----------------
     Basic net income (loss) per            $ (0.03)         $ 0.19             $0.14              $ 0.78
     common share
                                       -------------    ------------     -------------    ----------------
                                       -------------    ------------     -------------    ----------------
     Diluted net income (loss) per          $ (0.03)         $ 0.19             $0.14              $ 0.78
     common share
                                       -------------    ------------     -------------    ----------------
     Weighted average common shares       2,250,000       2,250,000         2,250,000           2,250,000
     outstanding
                                       -------------    ------------     -------------    ----------------

   BAR AND LINE GRAPH

    RESULTS OF OPERATIONS

    REVENUE BY YEAR 12/31/96, 12/31/97, AND 10/31/98

    NET INCOME (LOSS) BY YEAR 12/31/96, 12/31/97, AND 10/31/98

    The following table presents certain financial data, as a percentage of net revenues for the periods indicated:

                                            Fiscal Year Ended                    Ten Months Ended
                                       -----------------------------     ---------------------------------
                                          12/31 1996 12/31/1997                 10/31/97 10/31/98
                                       -----------------------------     ---------------------------------

                                       -------------    ------------     -------------    ----------------
                                       -------------    ------------     -------------    ----------------
Revenues                                     100.0%          100.0%            100.0%              100.0%
Cost of revenues                             43.9            39.7              41.9                36.9
                                       -------------    ------------     -------------    ----------------
                                       -------------    ------------     -------------    ----------------
Gross Profit                                 56.1            60.3              58.1                63.1
General and administrative expense           40.7            34.1              36.2                16.7
Interest expense                             18.4            22.0              25.2                 6.7

                                       -------------    ------------     -------------    ----------------
Earnings (loss) before income tax           (3.0)             4.2             (3.3)                39.7
Income tax benefit (expense)                  1.1            10.6              18.7              (11.3)
                                       -------------    ------------     -------------    ----------------
Net income (loss)                           (1.9)            14.8              15.4                28.4
                                       -------------    ------------     -------------    ----------------



Comparison of the Ten Months Ended October 31, 1997 and October 31, 1998


 Revenues for the ten-month period ended October 31, 1998 increased by 200.3% to $6,162,135 from $2,052,052 for the same period in the previous year, due primarily to increased collections of debt obligations and sales of real estate. Gross profit for the period increased to $3,885,494, a 225.7% increase from the previous year.

We made no additions to personnel during the period. Although general and administrative expenses for the period increased compared to the same period last year, they only represent 16.7% of revenues in 1998 as opposed to 36.2% of revenues in 1997.

Interest expense decreased by 20.3% to $412,049 during the period from $517,129 in the prior year, reflecting a decrease in notes payable. We reduced the balance of the outstanding bank debt with a significant portion of the increased recoveries of debt obligations and sale of foreclosed real estate.

Earnings before income taxes increased to $2,446,472 for the ten months ended October 31, 1998 as compared to a loss of $67,465 for the same period in the prior year. As a percentage of revenues, earnings before income taxes increased to 39.7% as compared to a loss of 3.3% in the prior year.


Comparison of the Years Ended December 31, 1996 and December 31, 1997


 During 1997, we changed our corporate strategy regarding the resolution of debt obligations and the sale of forecloses real estate. Consequently, total revenues in 1997 decreased 8.1% or $258,975 from the previous calendar year. During earlier periods we resolved the purchased loan portfolios on an accelerated basis in order to accelerate cashflow and the paydown of debt, rather than optimize recoveries. In late 1996 the opportunities to purchase loan portfolios at advantageous prices declined due to reductions in loan offerings and increased competition. While this strategy caused a short-term reduction in revenues, its positive effect was reflected in gross profit for 1997 and revenues during 1998. We believe the positive effects of this strategic change will be increasingly evident during future periods.

Gross profit increased from 56.1% in 1996 to 60.3% in 1997 primarily due to the strategic change mentioned previously.

General and administrative expenses for 1997 decreased by 22.9% from $1,299,663 in 1996 to $1,002,260 in 1997.

Interest expense increased from $588,864 in 1996 to $642,600 in 1997, reflecting an increase in notes payable of $928,601. The increase in notes payable reflected a corresponding increase in purchased asset portfolios and foreclosed real estate of $871,718 or 16.1% over 1996. Accounts receivable, accounts payable and accrued liabilities were all significantly lower for 1997 as compared to 1996.


Liquidity and Capital Resources


 We have financed working capital requirements through the use of bank debt and minor borrowings from shareholders and related parties. As of October 31, 1998, we had no outstanding debt to shareholders or related parties. We have a $5,000,000 working capital line of credit with Southwest Bank of Texas, NA. The line of credit is secured by the purchased debt portfolios and foreclosed real estate. As of October 31, 1998, the line of credit had an outstanding balance of $3,060,000 and available credit of $1,940,000. We are in compliance with all of the loan covenants governing the credit facility.
 As of October 31, 1998, we had working capital of $1,650,341 and a working capital ratio of 1.48. Our cash requirements for calendar 1998 and in the future will depend upon continued profitable operations and the level of future acquisitions. The net proceeds from this offering and anticipated future profitable operations will provide working capital requirements over the course of the next twelve months. We could be required to seek additional financing prior to the end of twelve months, if:

plans or assumptions change, there are unanticipated changes in business conditions, or the proceeds of this offering prove to be insufficient to fund operations.




Year 2000 Compliance
We are aware of the issues associated with the year 2000 as it relates to information systems. A new information system certified by the supplier to be Year 2000 compliant was installed in 1998. The cost of the new computers and software was approximately $25,000. Based on the nature of our business, we do not expect to experience material business interruption due to the impact of Year 2000 compliance on our customers and vendors. Since our system is Year 2000 compliant and we are not dependent on vendors, there will not be any significant additional expenditure. Year 2000 issues should not affect our liquidity, financial positions, or results of operations.


Accounting Standards

         The Financial Accounting Standards Board ("FASB") periodically issues statements of financial accounting standards. In April 1997, FASB issued Statement of Financial Accounting Standards (SFAS) No. 128. The new standard replaces primary and fully diluted earnings per share with basic and diluted earnings per share. We are required to adopt SFAS No. 128 in the year ending December 31, 1998. We have adopted SFAS No. 128 for the year ended December 31, 1998 and for all periods presented.

In June 1997, the FASB issued SFAS No. 130 and 131. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. SFAS No. 131 establishes standards for reporting about operating segments, products and services, geographic areas, and major customers. The standards became effective for calendar years beginning after December 15, 1997. We have adopted these standards for the year ended December 31, 1998. SFAS No. 130 and 131 will not have a material effect on our financial condition or reported results of operation.

In February 1998, the Financial Accounting Standards Board issued SFAS 132, Employers' Disclosures about Pensions and Other Post retirement Benefits - An Amendment of FASB Statements No. 87,88, and 106. This Statement revises employers' disclosures about pension and other post retirement benefit plans. It does not change the measurement or recognition of those plans. Rather, it standardizes the disclosure requirements for pensions and other post retirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer useful. This Statement became effective February 1998. It will not have a material effect on our financial condition or results of operations.

In August 1998, the Financial Accounting Standards Board issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This statement, which applies to all entities, requires derivative instruments to be measured at fair value and recognized as either assets or liabilities on the balance sheet. The statement is effective for fiscal years beginning after June 15, 1999 with earlier application encouraged but permitted only as of the beginning of any fiscal quarter beginning after June 1998. Retroactive application is prohibited. We do not believe this statement will be applicable to our financial condition or our results of operations.

                                    BUSINESS



Organization, Operations & Strategy


We are a specialty financial services company that commenced business operations in 1994. Our office is located at 700 Louisiana, Suite 2510, Houston, Texas 77002. Our primary business activities are:

acquiring undervalued financial assets, primarily in the form of discounted commercial debt portfolios and real estate; managing and servicing our purchased asset portfolios; collecting the debt and selling the real estate for profit; and providing short-term bridge funding for real estate projects.


We plan to increase our business through purchases of:

undervalued real estate and other assets from business bankruptcies; portfolios of assets being sold by real estate investment trusts; non-performing and under-performing assets by insurance companies; real properties with delinquent property taxes from local taxing authorities; debt portfolios from privately-held entities in the business of acquiring and resolving discounted assets looking for exit strategies which would generate long-term capital gain tax treatment; non-performing debt portfolios from financial institutions; distressed assets in selected foreign markets; and through the increased demand for short-term bridge financing for selected real estate projects.




Industry & Competition; History of Operations

Our industry, commonly called the distressed asset business, started approximately ten years ago when the FDIC and the Resolution Trust Corporation ("RTC") began liquidating large portfolios of notes and real estate acquired from failed banks and savings institutions. Initially, there were few participants in the business. The two principal officers of Rampart were active participants at the start-up of the industry and were involved in acquisitions of assets with face values in excess of $400 million while associated with another company. As the industry matured, more knowledgeable and sophisticated investors entered the business. Numerous investment companies and partnerships were established to buy distressed assets. Additionally, bank and other financial institutions have been active purchasers of discounted assets in recent years. Since 1994, according to the FDIC's database, over 300 separate entities have purchased debt and/or real estate portfolios from the FDIC.

Investment in Discounted Debt Portfolios

Rampart began acquiring distressed debt portfolios and other assets in 1994, primarily on a competitive bid basis from the FDIC and RTC. In 1995 we began acquiring assets from healthy financial institutions, banks and insurance companies, interested in eliminating non-performing assets from their portfolios. These acquisitions were made on both a competitive bid and negotiated purchase basis. In 1996 we began to negotiate purchases of assets, primarily debt and real estate, from bankruptcy estates and liquidating trusts.

In July 1997, we consummated the MCorp Acquisition with a net cash outlay of $881,134 in which we acquired performing and non-performing loans with principal balances of approximately $36 million and foreclosed real estate with a cost basis of approximately$189,000. The subsidiaries acquired in the MCorp Acquisition have approximately $57 million in NOLs which we believe can be used to offset future taxable income generated by the acquired corporate entities, subject to certain possible limitations. See "The MCorp Acquisition" and "Certain Federal Income Tax Matters."



Investment in Discounted Debt Portfolios & Services

Our primary business is the acquisition of non-performing portfolios of commercial loans and other commercial obligations. These debt portfolios are purchased at substantial discounts from their legal balances by competitive bids and negotiated purchases. Sources of discounted debt portfolios are: governmental entities, such as the FDIC, financial institutions, insurance companies, bankruptcy estates, and liquidating trusts.

Typically, our discounted debt portfolios contain some or all of the following: non-performing loans and other debt obligations, primarily secured, under-performing loans, primarily real estate secured, performing loans, primarily real estate secured, other forms of unsecured debt obligations, real estate, and other assets.

Rampart currently owns performing notes receivable with principal balances totaling $5,051,048 as of October 31, 1998. These notes have a cost basis of $1,825,728, or 37 percent of outstanding principal balances. The majority of these notes is secured by real estate and mature within three to five years.

Additionally, Rampart has non-performing debt, secured and unsecured, with a cost basis of $2,103,040 as of October 31, 1998. These assets are in various stages of resolution, including litigation and bankruptcy. While there can be no assurance that any recoveries will be realized on these assets, we estimate a minimum recovery of $3.5 million over the next three years.

Most of the debt we acquire is included within large pools of loans offered for sale. Some of the individual notes within these pools have no value in that there is either no potential for collecting any of the outstanding legal balance of the debt or it is not economically feasible to pursue collection. As soon as non-collectable debt is identified, it is written off. To date, less than two percent of the notes purchased for value have been deemed uncollectible.

When we purchase debt portfolios, we allocate the purchase price of the portfolio to each individual note based on management's assessment of potential collections. During the initial review prior to purchase, we allocate a zero cost basis to those individual notes which appear to have no potential for collection. After the purchase is consummated, subsequent in-depth reviews are performed on each of the note files. Consequently, we have made significant collections on some notes which we initially assessed to be worthless. We cannot assure that we will be successful in doing this in the future.

Investment in Real Estate and other Assets

A major portion of our business is managing real estate and other assets acquired by foreclosure on non-performing debt and real estate purchased below our assessment of market values. We sell the majority of the real estate and other assets in an orderly manner in the marketplace. However, some of our real estate properties, in our opinion, have significant potential for increased market value. We manage these properties for future liquidation at optimum price levels. None of these properties have a cost basis greater than ten percent of our total assets. However, the earnings from these properties are significant contributors to our current profitability and we believe that the ultimate sale of the properties will generate significant future earnings. Some of these properties are summarized below:

Retail Center, San Antonio, Texas 15,000 square foot retail center prime location, 100% occupied $125,000 annual net cash flow Cost basis of $360,00 after depreciation Market value of $1 million based on broker's opinion of value Held for market appreciation, earnings and future sale 12 acres on South Padre Island, Texas Undeveloped commercial waterfront property Allocated cost basis on this property is zero Market value of $750,000 based on broker's opinion of value Currently offered for sale

Underground storage facility, Montgomery County, Texas 40,000 square foot underground storage facility 37 acres of land Cost basis of $75,000 Market value of $900,000 based on recent cash offer Currently offered for sale

We determine that the properties we foreclose or purchase do not have significant environmental problems before we acquire title to these properties. Some of the real estate acquired had remedial environmental problems. These problems consisted primarily of underground storage tanks and asbestos. When environmental issues are identified, we notify the appropriate state agency and engage a certified environmental consultant/contractor to evaluate and remedy the problem. Once the problems are remedied and the proper certifications are obtained from the agencies, we sell or manage the properties. We have never suffered a loss on a property that had environmental issues. As of the date of this Prospectus, the remedial costs have not been significant and we attempt to recover all environmental costs in our selling price.

All of the real estate properties are insured for property damage based on replacement value and all of the properties have liability insurance coverage up to $10 million.

Short-term Bridge Funding on Real Estate Projects

A newer business activity includes short-term bridge funding for selected real estate projects. Our typical funding situation requires that:

we own the real estate, developers buy-back the properties with preferential yields and equity participation to Rampart, our equity participation percentage increases at specific timetables, and we receive 100% of the equity of the project at specified default dates.

In 1998 we funded two projects totaling $1,100,731. A portion of the projects has been sold for development. We anticipate that activity will be a significant portion of our business expansion in terms of volume and profits.


Legal Proceedings

We are not parties in any lawsuit, pending or threatened, which management believes should have a material effect on our financial position.

Employees

We have a permanent staff of seven employees - two executive officers, four professional staff, which includes two administrative officers, and one clerical staff. Additionally, we have established a network of contract due diligence professionals and field support personnel to perform field work and supplement our permanent staff on our investments , when needed. We believe that we have solid relationships with our employees. None of our employees are members of any labor union.




Office Facilities

Our corporate offices are located in the NationsBank building in downtown Houston, Texas. We have about 2,000 square feet of office space. Of this space, a major law firm, without cost, provides about 1,200 square feet to Rampart. We also have use of the law firm's meeting rooms, law library, reception facilities and other facilities within the firm on an as needed basis. The law firm performs approximately sixty percent of our legal work and provides the space and facilities without charge. The balance of our space is leased on a month to month basis. The Company has additional lease space available in the event expansion is required.



Additional Information
Rampart has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We have filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2 (including any amendments thereto, the "Registration Statement") under the Securities Act with respect to the Shares offered. This Prospectus does not contain all of the information, exhibits, and schedules contained in the Registration Statement. For further information about Rampart and the Shares, you should read the Registration Statement. Statements made in this Prospectus regarding the contents of any contract or document filed as an exhibit to the Registration Statement are not necessarily complete. Therefore, you should read the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement, the exhibits, and the schedules filed with the Commission may be inspected, without charge, at the Commission's public reference facilities. These facilities are located at:

Room 1024,  Judiciary  Plaza,  450 Fifth Street,  NW,  Washington,  D.C.  20549,
Northwestern Atrium Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661; and Suite 1300, Seven World Trade Center, New York, New York 10048.

Copies of the materials may also be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, NW, Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission at http://www.sec.gov.

As a result of this offering, Rampart will become subject to the reporting requirements of the Exchange Act. Therefore, we will file periodic reports, proxy statements, and other information with the Commission. Following the end of each calendar year, we will furnish our shareholders with annual reports containing audited consolidated financial statements certified by independent public accountants and proxy statements. For the first three quarters of each calendar year, we will provide quarterly reports containing unaudited consolidated financial information.

Rampart intends to apply for listing of the Shares on the American Stock Exchange ("Amex"). We cannot assure that our shares will be accepted for listing. Our reports, proxy statements, and other information will be available for inspection at the principal office of the Amex at 86 Trinity Place, New York, New York 10006.

                                   MANAGEMENT




Directors and Executive Officers

 Our  directors  and  executive  officers  as of January 1, 1999 are  identified below:
         Name          Age                        Position
 Charles W. Janke      54    Chairman, Chief Executive Officer, & Director
 J.     H.      (Jim)  57    President,  Chief Operating  Officer,  Secretary &
 Carpenter                   Director
 Charles F. Presley    49    Vice-President,     Chief    Financial    Officer,
                              Treasurer & Controller
 James W. Christian    45    Director
 James J. Janke        45    Director


Our directors are elected at each annual meeting of shareholders. The officers are elected annually by the Board of Directors. Officers and directors hold office until their respective successors are elected and qualified or until their earlier resignation or removal.


Charles W. Janke was Chairman, President and Chief Executive Officer of Rampart since its organization in March 1994. He relinquished his position as President to Mr. Carpenter effective January 1, 1999. Prior to the organization of Rampart, Mr. Janke `s primary activity was private investments. During 1992 and 1993, Mr. Janke invested in Laidllaw Holdings, Inc., a securities investment firm. During this period he provided mezzanine and bridge financing for several firms, all of which became listed on the NASDAQ Exchange. During the period 1989 through 1992, Mr. Janke provided acquisition funding for a company that acquired in excess of $400 million in residential mortgage portfolios in association with a major securities firm. After a brief retirement, he funded the start-up of Rampart and became active in its management. For the period 1975 through 1985, Mr. Janke was a stockholder and officer in Centurian National Group, Inc., a cemetery and funeral home holding company which was acquired by Service Corporation International, a public corporation.


J. H. Carpenter was elected President and Chief Operating Officer in December 1998 to become effective January 1, 1999. He has been Vice President and a director since the organization of the Company in March 1994. For the period October 1991 through March 1994, Mr. Carpenter was a shareholder and president of two closely held corporations that acquired commercial debt from the RTC. During the period, 1989 to October 1991, Mr. Carpenter was associated with a company that acquired, in conjunction with a major securities firm, purchased and sold over $400 million in residential mortgage portfolios. From 1970 through 1981, Mr. Carpenter was Vice President and Treasurer of Camco, Incorporated, a publicly traded oil tool manufacturing company.


Charles F. Presley was elected Vice President and Chief Financial Officer in December 1998 to become effective January 1, 1999 and has been the controller for Rampart since March 1996. He is responsible for accounting, federal and state tax compliance, internal controls, and also has investigation and litigation support responsibilities. For the 15 years prior to his tenure with Rampart, Mr. Presley was the principal practitioner in a Certified Public Accounting practice in Houston, Texas.

     James W. Christian was elected a director of the Company in December 1998 to become effective January 1, 1999. Mr. Christian is a member of the Houston, Texas law firm, Christian & Smith L. L. P. where he has practiced since 1990. Mr. Christian specializes in litigation, corporate and real estate law.

     James J. Janke was elected a director of the Company in 1996. Mr. Janke is Vice President and General Manager of a top 100 Ford dealership where he has been employed since 1976. He serves on the Board of Directors of the Houston Auto Dealers Association, the Houston Livestock Show and Rodeo, a charitable organization, and the Better Business Bureau of Houston. Charles
     W. Janke and James J. Janke are brothers.







Outside Directors

 We will appoint one director who is not an officer, employee, or 5% shareholder upon conclusion of the offering as designated by the Representative of the Underwriters.


Compensation of Directors

 Directors who are also  employees  will not receive any  remuneration  in their
capacity  as  directors.   Outside   directors   will  receive   travel  expense
reimbursement and $1,000 per meeting attended.




Executive Compensation

 The following table sets forth the compensation awarded to, earned by, or paid to the Chief Executive Officer and the other officer (the "Named Executive Officers") of the Company who received compensation of over $100,000 for the fiscal years ended December 31, 1998, 1997 and 1996.:

                                        Summary Compensation Table

           Name and                                                Annual Compensation                All Other
                                                          ---------------------------------
      Principal Position               Fiscal Year              Salary             Bonus             Compensation
---------------------------    ------------------------   ---------------    --------------    --------------------

     Charles W. Janke                   1998                     132,886                --                      --
     Chief Executive                    1997                     123,562                --                      --
     Officer
                                        1996                     226,824
---------------------------    ------------------------   ---------------    --------------    --------------------
     J. H. Carpenter                    1998                     131,659                --                      --
     President                          1997                     122,437                --                      --
                                        1996                     120,222
---------------------------    ------------------------   ---------------    --------------    --------------------


     In the future, we intend to compensate officers in accordance with the recommendations of a compensation committee consisting entirely of outside directors.

Restrictions on Transfer
On January 21, 1999, Charles W. Janke and J.H. Carpenter entered into a Share Transfer Restriction Agreement with Rampart. Janke and Carpenter agreed, during the term of the agreement, not to sell, assign, transfer, or otherwise dispose of any shares of Rampart in a transaction which would cause an ownership change under Section 382 of the Internal Revenue Code of 1986. Rampart agree not to issue any new shares of Common Stock or Preferred Stock for a period of three years and one day from the consumation of this public offering.



Employment Agreements

We do not have employment agreements with any employees.

Indemnification and Limitation of Liability

As permitted by the Texas Business Corporation Act, we intend to maintain insurance against any liability incurred by our officers and directors in defense of any actions to which they may be made parties by reason of their positions as officers and directors if it can be obtained at a reasonable cost. The Company has been advised that it is the position of the Securities and Exchange Commission that insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


1998 Stock Compensation Plan

 In December 1998, the Board of Directors adopted the 1998 Stock Compensation Plan (the "Plan"). The Plan was also approved by the shareholders in December 1998. Under the Plan, up to 375,000 shares of our Common Stock may be granted as incentive compensation to:


     employees, officers, directors, and consultants to Rampart or any parent, subsidiary or affiliate of Rampart.

     The number of shares reserved and the shares granted are subject to adjustment in the event of any subdivision, combination, or reclassification of shares. The Plan will terminate in 2008. Either incentive stock options ("ISO's") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified options, or both may be granted at the discretion of the Board of Directors or a committee of the Board of Directors (the "Committee"). The exercise price of any option will not be less than the fair market value of the shares at the time the option is granted. The options granted are exercisable within the times or upon the events determined by the Board or Committee set forth in the grant, but no option is exercisable beyond ten years from the date of the grant. The Board of Directors or Committee administering the Plan will determine:
          whether each option is to be an ISO or non-qualified stock option, the number of shares, the exercise price, the period during which the option may be exercised, and any other terms and conditions of the option.

     The holder of an option may pay the option price in: cash, or shares of the Company with a fair market value equal to the purchase price, or partly in shares and partly in cash.

     The options can only be transferred by will or by the laws of descent and distribution. Except in the case of death, disability or change in control, no option shall be exercisable after an employee ceases to be an employee unless extended for not more than 90 days by the Committee. An optionee who was a director or advisor to the Company may exercise his options at any time within three months after his status as a director of advisor is terminated, unless his termination was caused because of death or disability. If an optionee's employment as an employee, director or advisor, is terminated because of permanent disability, the Committee shall have the right to extend the exercise period for not longer than one year from the date of termination.

     The Plan also permits the award of Stock Appreciation Rights ("SARs") to optionees. The Committee may award to an otionee, with respect to each share of Common Stock covered by an option (a "Related Option"), a related SAR permitting the optionee to be paid the appreciation on the Related Option. A SAR granted with respect to an ISO must be granted together with the Related Option. A SAR granted with respect to a Non-qualified Option may be granted together with or subsequent to the grant of the Related Option. The exercise of the SAR shall cancel and terminate the right to purchase an equal number of shares covered by the Related Option.

     The Plan can be amended or terminated at any time. The plan is administered by the Compensation Committee of the Board of Directors, which is composed entirely of directors who are "disinterested persons" as defined in Rule 16b-3 of the Securities Exchange Act of 1934, as amended. Currently, options have not been granted to anyone.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the last three years, Charles W. Janke, Chairman and Chief Executive Officer, and members of his immediate family or trusts loaned funds to Rampart as shown below as part of the funds required to purchase two loan portfolios. The lenders were paid interest and given a participation in the net cash profits of the recovery from the portfolios.



                               Date                  Lending Party                Amount

                           January 1, 1996           Charles W. Janke           $100,000

                           May 22, 1996              CW Janke Trust             $112,500

                           May 22, 1996              HY Janke Trust             $112,500

                           May 22, 1996              Alfred Janke               $125,000

All of these loans, including interest and profit participations of $ 171,588 were paid in 1997 and 1998. There are no balances outstanding as of this date.

Furthermore, the Janke family limited partnership has pledged certificates of deposits as collateral for our bank financing. We could not have received the amount of financing without this pledge. In order to compensate the family limited partnership for the reduced yield on the money invested in the certificates and pledged as collateral, we have paid an additional 6% interest per year on the certificates pledged. We paid additional interest of $102,000 in 1997 and $84,000 in 1998, as the amount pledged as collateral has been reduced.

During 1998, InSource Financial  Corporation,  a company owned and controlled by
J. H. . Carpenter, President and director, sold its interest in a real estate mortgage and judgment lien to Rampart for $300,000. As of the date of this Prospectus, Rampart had collected approximately $375,000 on this mortgage and judgment. InSource purchased the lien in 1995 for approximately $250,000, including capitalized costs.

In 1998, we sold for $525,000, a property to a consortium of buyers consisting of Mr. Carpenter, Mr. Janke, trusts for two of Mr. Janke's children, the Janke family limited partnership, and Southwest Commerce Partners No. 1, Ltd., a partnership in which Mr. Janke has a 25% interest for an amount equal to the highest third party offer received on the property. We took 10% interest bearing notes that mature in three years as payment for the property. We purchased the property in 1994as part of a debt portfolio purchased from the FDIC and allocated a cost basis of $100,000 to the property.

In 1994, Southwest Commerce Partners No. 1, Ltd., a limited partnership in which Mr. Janke has a 25% interest, provided a portion of the funding for the purchase of two portfolios of non-performing debt from the FDIC. The partnership received a 6.25% profit interest in the acquired portfolios. As of October 31, 1998, all of the funds contributed by the partnership have been repaid and the partnership retains a profit interest in the assets remaining in the acquired portfolios.



We believe that all of the foregoing transactions were on terms no less favorable than would have been received at the time of the transaction if transacted with unaffiliated third parties. Any future transactions between Rampart and its officers and directors, principal shareholders and affiliates, will be approved by a majority of the Board of Directors, including a majority of the independent, disinterested outside directors. These future transactions will be on terms no less favorable to Rampart than could be obtained from unaffiliated third parties.

                                               PRINCIPAL SHAREHOLDERS

The following table identifies the beneficial ownership of the Common Stock as of December 31, 1998 by:

          each beneficial owner of more than 5% of the outstanding shares of Common Stock; each director of the Company; the Named Executive Officers, and all directors and executive officers as a group

Unless noted each beneficial owner has sole investment and voting power for the shares beneficially owned.


                                                                                    Shares Owned
                                                    -------------------------------------------------------------------------
                                                              Prior to Offering                       After Offering
                                                    ---------------------------------- -- -----------------------------------
            Name and Address of Owner                    Number              Percent           Number               Percent
---------------------------------------------       ---------------     --------------    ----------------     --------------

Charles W. Janke (1)                                     1,500,000              66.7%           1,500,000              40.0%
2147 Del Monte, Houston, Texas 77019

J. H. Carpenter (2)                                        750,000              33.3%             750,000              20.0%
700 Louisiana, Suite 2510, Houston, Texas
77002

Charles F. Presley                                          --                                     --
4119 Tasselwood Lane, Houston, Texas 77014

James J. Janke                                              --                                     --
1145 North Shepherd, Houston, Texas 77008

James W. Christian                                          --                                     --
5 Martin Lane, Houston, Texas 77055

                                                    ---------------     --------------    ----------------     --------------
                                                    ---------------     --------------    ----------------     --------------
All Executive Officers and Directors as a                2,250,000             100.0%           2,250,000              60.0%
group (5 persons)
                                                    ---------------     --------------    ----------------     --------------
-----------

(1) Mr. Janke's Shares are owned by a family limited partnership in which Mr. Janke is the general partner

(2) The majority (600,000) of Mr. Carpenter's Shares is owned by a family limited partnership. The general partner is a closely held corporation whose stock is owned by trusts for the benefit of Mr. Carpenter's children and grandchildren. Mr. Carpenter is sole director and officer of this corporation and has voting power over its stock. The balance of Mr. Carpenter's Shares (150,000 shares) is held by a corporation which is solely owned and controlled by Mr. Carpenter.

                       CERTAIN FEDERAL INCOME TAX MATTERS

The following discussion is a summary of certain of the significant federal income tax matters with respect to the availability of the NOLs acquired by Rampart in the MCorp Acquisition. We have not obtained a private letter ruling from the IRS or an opinion of counsel regarding the availability of the NOLs. The following discussion also does not address any aspect of state and local taxation, including, without limitation, the effect of state law limitations on the use of NOLs.

This summary is based on the Internal Revenue Code (the "Code"), Treasury Regulations promulgated and proposed thereunder (the "Regulations"), judicial decisions, and published administrative rules and pronouncements of the IRS as in effect on the date hereof. Changes in such rules or new interpretations thereof may have retroactive effect and could therefore significantly affect the tax consequences described below.

Basis for availability of NOLs
On  July  10,  1997,  we  acquired  five  corporate  subsidiaries  of the  MCorp
Liquidating Trusts. The five corporate subsidiaries had existing NOLs on the acquisition date. Generally, corporations that have experienced an ownership change under Code section 382 can utilize NOLs only to a limited extent. However, there is an exception to the general rule when the loss corporations are under the jurisdiction of a bankruptcy court and the acquiring corporation is a creditor of the entity in bankruptcy. Our ability to utilize the NOLs is based for the most part upon this exception. In addition to the NOLs that may be utilized under the bankruptcy exception, the Company also has NOLs that are subject to the limitations of Code section 382. In addition to Code section 382, other limitations arising out of the consolidated federal income tax regulations can also work to limit the use of the NOLs.

     How certain ownership changes effect NOLs How certain ownership changes effect NOLs In general, whenever there is a more that 50% ownership change of a corporation during a three-year testing period, the ownership change rules in Code section 382 limit the corporation's utilization of pre-change NOLs on an annual basis following the ownership change to the product of the fair market value of the stock of the corporation immediately before the ownership change and the (long-term tax exempt rate) then in effect (which is an interest rate published monthly by the IRS). A more than 50% ownership change occurs when the percentage of stock of the corporation owned by one or more five-percent shareholders has increased by more than 50 percentage points (determined by value) over the lowest percentage of the corporation's stock owned by the same shareholders during the three-year testing period. In any given year, the annual limitation imposed by section 382 of the Code may be decreased by built-in losses or increased by built-in gains realized after, but accruing economically before, the ownership change.


The  effect of the  ownership  change  rules of  section  382 of the Code may be ameliorated by an exception that applies in the case of federal bankruptcy reorganizations. Under the (bankruptcy exception) to section 382 of the Code, if the reorganization results in an exchange by qualifying creditors and stockholders of their claims and interests for at least 50% of the debtor corporation's stock (determined by vote and value), then the general ownership change rules will not apply. Instead, the debtor corporation will be subject to a different tax regime under which NOLs are not limited on an annual basis but are reduced by certain provisions which are not applicable to the MCorp acquisition. However, because the bankruptcy exception is based upon factual determination and upon legal issues with respect to which there is uncertainty, there can be no assurance that the IRS will not challenge the amount or availability of the NOLs of the acquired corporations. Moreover, if the bankruptcy exception applies, the Tax Code provides that any more than 50% ownership change of the debtor within a two- year period will result in forfeiture of all of the debtor's NOLs incurred through the date of such second ownership change.



Certain limitations to use of NOLs
The Regulations provide limits on the use of NOLs when corporations that were members of a former consolidated group join in the filing of a consolidated federal income tax return of another group. Since the MCorp corporations were acquired from a consolidated group, and Rampart will file a consolidated federal income tax return, the separate return limitation year ("SRLY") rules apply to these NOLs. Generally, these NOLs are available only to the extent that the acquired corporation generates taxable income in the Rampart consolidated group. In addition, the SRLY limitations operate after any annual limitations imposed by Code section 382.


Company's basis for NOLs availability
Because of the application of the bankruptcy exception, the Company believes that the general ownership change rules of section 382 do not apply to limit the utilization of certain of the Company's NOLs. In addition, the Company believes that it has not experienced a more than 50% ownership change since the prior ownership change, therefore, the Company's NOLs have not been forfeited under section 382(1)(5)(D). However, while the bankruptcy exception applies to most of the NOLs, the remaining NOLs are subject to the operation of section 382 of the Code. In order to prevent a second change in ownership, the Company's shareholders have agreed to certain restrictions on the transfers of stock within the appropriate time limits.

The  Company's  1997   Consolidated   Federal   Income  Tax  Return   identified
approximately $51.2 million of NOLs. In addition, we have identified approximately $8.4 million of items that had no fair market value as of the acquisition date. The write off of these items will generate built-in-losses that will be written off for tax purposes in 1998. The following is a list of our NOLs and built-in losses:

 Pre-acquisition NOLs of Rampart                                       1,400,000

 NOLs subject to 382 limitation and SRLY limitations                   2,400,000

 NOLs & Built-in losses not subject to 382 limitation but
 subject to SRLY limitations                                          55,800,000

 Total NOLs & Built-in-losses                                        $59,600,000

     Although we have $59.6 million in total NOLs, our Code section 382 limitation NOLs, for all practical purposes, are not utilizable. Hence, we expect $57.2 million of the NOLs to be available. However, the $57.2 million of the NOLs will only be available to the extent that the specific acquired subsidiaries with the NOLs have taxable income in the future to offset their NOLs under the SRLY rules.

     NOLs can be carried forward for 15 years from the date they arise. If the NOLs are not used within the 15-year period, they expire. The following is a summary of our NOLs and these expiration dates:


NOLs Expiration Schedule

                           Year                 Amount
                           1999                $1,459,000
                           2000                 2,190,000
                           2001                         0
                           2002                10,377,000
                           2003                13,305,000
                           2004+               29,869,000
                                           ==================
                                             $ 57,200,000
                                           ==================

     Our NOLs and built-in-losses will not fully expire until 2015. See Notes to Financial Statements.


Existing Shareholder Restrictions to Protect NOLs
Certain changes in the ownership of Rampart could cause an additional limitation of the use of the NOLs acquired with the MCorp Corporations. We have taken precautions to prevent these ownership changes from happening. Prior to this offering the two shareholders identified in this prospectus are the only two 5% Shareholders. If they retain ownership of more than 50% of Rampart for at least three years following this offering, then an ownership change causing a limitation on the use of the NOLs will not occur. The shareholders have agreed with Rampart not to reduce their ownership to less than 50% ownership as defined in the Code and Regulations for three years following the offering.

                          DESCRIPTION OF CAPITAL STOCK
Common Stock

     We are authorized to issue 10,000,000 shares of Common Stock, $0.01 par value. As of October 31, 1998, there were 2,250,000 shares of Common Stock issued and held by 3 holders of record. Shareholders are entitled to share ratably in any dividends paid on the Common Stock when, as and if declared by the Board of Directors. Each share of Common Stock is entitled to one vote. Cumulative voting is denied. There are no preemptive or redemption rights available to shareholders of common stock. Upon liquidation, dissolution or winding up of Rampart, the holders of Common Stock are entitled to share ratably in the net assets legally available for distribution. All outstanding shares of Common Stock and the Shares to be issued in this offering will be fully paid and non-assessable.




Preferred Stock

 The Board of Directors, without further action by the shareholders, is authorized to issue up to 10,000,000 shares of preferred stock, $.01 par value. The preferred shares may be issued in one or more series. The terms as to any series, as relates to any and all of the relative rights and preferences of shares, including without limitation, preferences, limitations or relative rights with respect to redemption rights, conversion rights, voting rights, dividend rights and preferences on liquidation will be determined by the Board of Directors. The issuance of preferred stock with voting and conversion rights could have an adverse affect on the voting power of the holders of the Common
Stock. The issuance of preferred stock could also decrease the amount of earnings and assets available for distribution to holders of the Common Stock. In addition, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control. We have no plans or commitments to issue any shares of preferred stock.


Transfer Agent and Registrar
 The Transfer Agent and Registrar for the Common Stock will be American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

                         SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 3,750,000 Shares of Common Stock issued and outstanding. Of these shares, the 1,500,000 shares sold in this offering (1,725,000 if the over-allotment option is exercised in full) will be freely tradable in the public market without restriction under the Securities Act, except shares purchased by an "affiliate" (as defined in the Securities
Act) of Rampart. The remaining 2,250,000 shares (the "Restricted Shares"), will be "restricted shares" within the meaning of the Securities Act. Restricted Shares cannot be publicly sold unless registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as that provided by Rule 144 under the Securities Act. In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) is entitled to sell Restricted Shares if at least one year has passed since the later of the date such shares were acquired from Rampart or any affiliate of Rampart. Rule 144 provides, however that within any three-month period such person may only sell up to the greater of 1% of the then outstanding shares of Common Stock (approximately 37,500 shares following the completion of this offering) or the average weekly trading volume in our shares during the four calendar weeks immediately preceding the date on which the notice of the sale is filed with the Commission. Sales pursuant to Rule 144 also are subject to certain other requirements relating to manner of sale, notice of sale and availability of current public information. Anyone who not an affiliate for a period of at least 90 days is entitled to sell Restricted Shares under Rule 144 without regard to the limitations if at least two years have passed since the date such shares were acquired from us or any affiliate. Any affiliate is subject to such volume limitations regardless of how long the shares have been owned or how they were acquired. After this offering, the two executive officers will own 2,250,000 shares of the Common Stock. Our officers, directors and shareholder directors will enter into an agreement with the Underwriters agreeing not to sell or otherwise dispose of any shares for three one year after the date of this Prospectus without the prior written consent of the Underwriters'. We cannot predict the effect, if any, that offer or sale of these shares would have on the market price. Nevertheless, sales of significant amounts of Restricted Shares in the public markets could adversely affect the fair market price of the shares, as well as impair our ability to raise capital through the issuance of additional equity shares.

                              PLAN OF DISTRIBUTION

Underwriters

 Under the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to the Underwriters named below, and each of the Underwriters, for whom Redstone Securities, Inc. (the "Representative") is acting as the Representative, have severally agreed to purchase the number of Shares set forth opposite its name in the following table.



                      Underwriters                         Number of Shares
     Redstone Securities, Inc.

                                                   ===========================
                          Total                                 1,500,000
                                                     =========================




          The Underwriters have advised us that they propose to offer the Shares to the public at the initial public offering price per share set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not more than $___ per Share. These dealers may re-allow $____ to other dealers. The Representative will not reduce the public offering price, concession and re-allowance to dealers until after the offering is completed. Regardless of any reduction, we will receive the amount of proceeds set forth on the cover page of this Prospectus.


          We have granted to the Underwriters an option, exercisable during the 45-day period after the date of this Prospectus, to purchase up to 225,000 additional Shares to cover over-allotments, if any. The option purchase price is the same price per share we will receive for the 1,500,000 Shares that the Underwriters have agreed to purchase. If the Underwriters exercise such option, each of the Underwriters will purchase its pro-rata portion of such additional Shares. The Underwriters will sell the additional Shares on the same terms as those on which the 1,500,000 Shares are being sold.

          The Underwriters can only offer the Shares through licensed securities dealers in the United States who are members of the National Association of Securities Dealers, Inc. and may allow the dealers any portion of its ten (10%) percent commission.


          The Underwriters will not confirm sales to any discretionary accounts without the prior written consent of their customers.

          Under the terms of the Underwriting Agreement, the holders of the 2,250,000 Restricted Shares have agreed that, for one year after the date of this Prospectus and subject to certain limited exceptions, without the prior written consent of the Representative, they will not:


          sell, contract to sell, or otherwise dispose of any Shares, any options to purchase Shares, or any securities convertible into, exercisable for, or exchangeable for Shares.

          Substantially all of such shares would be eligible for immediate public sale following expiration of the lock-up periods, and subject to the provisions of Rule 144. However, the hiolders of such 2,250,000 shares have agreed with Rampart that they will not dispose of their shares to the extent such disposition would jeopardize the NOLS. In addition, Rampart has agreed, that until 365 days after the date of this Prospectus and subject to certain exceptions, without the prior written consent of the Representatives, Rampart will not:

          issue, sell, contract to sell, or otherwise dispose of any Shares, any options to purchase any Shares, or any securities convertible into, exercisable for, or exchangeable for Shares in this offering, the issuance of Common Stock upon the exercise of outstanding options or warrants or the issuance of options under its employee stock option plan are not included in the restrictions we agreed to. See "Shares Eligible for Future Sale."

          We have agreed to pay the Representative a non-accountable expense allowance of 2.00% of the gross amount of the Shares sold ($300,000 on the sale of the Shares offered) at the closing of the offering. The Representative will pay the Underwriters' expenses in excess of the 2% allowance. If the expenses of underwriting are less than the 2% allowance, the excess shall be additional compensation to the Underwriters. If this offering is terminated before its successful completion, we may be obligated to pay the Representative a maximum of $50,000 on an accountable basis for expenses incurred by the Underwriters in connection with this offering. In addition to the non-accountable expense allowance, we estimate that we will incur other costs of approximately $200,000 for legal, accounting, listing, printing and filing fees.


          We have agreed that, for a period of five years from the closing of the sale of the Shares, we will nominate for election as a director a person designated by the Representative. If the Representative has not exercised that right, the Representative shall have the right to designate an observer, who shall be entitled to attend all meetings of the Board and receive all correspondence and communications sent by us to the members of the Board. The Representative has not yet identified the person who is to be nominated for election as a director or designated as an observer.

          The Underwriting Agreement provides for indemnification among Rampart and the Underwriters against certain civil liabilities, including liabilities under the Securities Act. In addition, the Underwriters' Warrants provide for indemnification among Rampart and the holders of the Underwriters' Warrants and underlying shares against certain civil liabilities, including liabilities under the Securities Act, and the Exchange Act.


Underwriters' Warrants


 Upon the closing of this offering, we have agreed to sell to the Underwriters for nominal consideration, the Underwriters' Warrants. The Underwriters' Warrants are exercisable at 120% of the public offering price for a four-year period starting one year from the effective date of this offering. The Underwriters' Warrants may not be sold, transferred, assigned or hypothecated for a period of one year from the date of this offering except to the officers of the Underwriters and their successors and dealers participating in the offering and/or their partners or officers. The Underwriters' Warrants will contain anti-dilution provisions providing for appropriate adjustment of the number of shares subject to the Warrants under certain circumstances. The holders of the Underwriters' Warrants have no voting, dividend or other rights as shareholders of Rampart with respect to shares underlying the Underwriters' Warrants until the Underwriters' Warrants have been exercised. For four years from the one year anniversary of this offering, we have agreed to give advance notice to the holders of the Underwriters' Warrants or underlying shares of our intention to file a registration statement, other than in connection with employee stock options, mergers, or acquisitions. The holders of the Underwriters' Warrants and underlying shares shall have the right to require us to include their shares in such registration statement at our expense.
 For the term of the Underwriters' Warrants, the holders of the warrants will be given the opportunity to profit from a rise in the market value of our shares, with a resulting dilution in the interest of other shareholders. The holders of the Underwriters' Warrants can be expected to exercise the Underwriters' Warrants at a time when we would, in all likelihood, be able to obtain needed capital by an offering of our unissued shares on terms more favorable than those provided by the Underwriters' Warrants. This could adversely affect the terms on which we could obtain additional financing. Any profit realized by the Underwriters on the sale of the Underwriters' Warrants or shares issuable upon exercise of the Underwriters' Warrants will be additional underwriting compensation.



Determination of Offering Price


The initial public offering price was determined by negotiations between the Representative and us. The factors considered in determining the public offering price include:
          our revenue growth since organization, the industry in which we operate, our business potential and earning prospects, and the general condition of the securities markets at the time of the offering.

     The offering price does not bear any relationship to our assets, book value, net worth or other recognized objective criteria of value.


     Prior to this offering, there was no public market for the Shares, and we cannot assure that an active market will develop.


CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SHARES, INCLUDING OVERALLOTMENT, ENTERING STABILIZATION BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS, AND IMPOSING PENALTY BIDS.

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE SHARES ON AMEX IN ACCORDANCE WITH RULE 103 OF REGULATION M.

American Stock Exchange
Listing
We will apply for listing of the Common Stock on the American Stock Exchange under the trading symbol "." The listing is contingent, among other things, upon our obtaining 400 shareholders.




                                  LEGAL MATTERS
     Maurice J. Bates L.L.C., Dallas, Texas, will pass on the validity of the issuance of the Shares. Wolin, Ridley & Miller L.L.P., Dallas, Texas, will pass on certain legal matters for the Underwriters in connection with the sale of the Shares.


                                     EXPERTS
     Pannell Kerr Forster of Texas P. C., independent certified public accountants, have audited our financial statements for the fiscal years ended December 31, 1996 and 1997. Our financial statements are included in this prospectus and registration statement in reliance upon the report of said firm and upon their authority as experts in accounting and auditing.

                           RAMPART CAPITAL CORPORATION

                        Consolidated Financial Statements

                                December 31, 1997










                           RAMPART CAPITAL CORPORATION




                          Index to Financial Statements



                                                                                                           Page


Report of Pannell Kerr Forster of Texas, P.C., Independent Public Accountants..................................F-1

Consolidated Balance Sheets as of October 31, 1998 and 1997 (unaudited) and
December 31, 1997 and 1996.....................................................................................F-2

Consolidated Statements of Operations for the Ten Months Ended October 31,
1998 and 1997 (unaudited) and for the Years Ended December 31, 1997 and 1996...................................F-3

Consolidated Statement of Shareholders' Equity for the Ten Months Ended
October 31, 1998 (unaudited) and for the Years Ended December 31, 1997 and 1996................................F-4

Consolidated Statements of Cash Flows for the Ten Months Ended October 31,
1998 and 1997 (unaudited) and for the Years Ended December 31, 1997 and 1996...................................F-5

Notes to Financial Statements................................................................................F6-F16

                          INDEPENDENT AUDITORS' REPORT




To the Board of Directors and Shareholders of Rampart Capital Corporation


We have audited the accompanying consolidated balance sheets of Rampart Capital Corporation and subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rampart Capital Corporation and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.






Houston, Texas
March 4, 1998

PANNELL KERR FORSTER OF TEXAS, P.C.















                 See notes to consolidated financial statements

                           RAMPART CAPITAL CORPORATION

                           Consolidated Balance Sheets



                                                             December 31,                      October 31,

                                                         1996             1997            1997           1998
                                                     -------------   -------------    ------------   --------
                                                                                               (Unaudited)

                                     Assets

Cash                                                  $     58,291    $     21,514     $     83,335     $   358,500
Purchased asset pools, net (Notes 1 and 3)               5,412,656       6,284,374        6,455,486       4,582,147
Commercial rental property, net (Note 4)                   390,203         380,854          382,413         736,948
Investment real estate                                     224,986         224,986          224,986       1,100,731
Notes receivable from related parties (Note 5)              -               -                -              525,000
Property and equipment, net (Note 6)                        25,025          20,522           21,272          35,686
Other assets                                                69,317          67,907           84,341         143,805
                                                      ------------    ------------     ------------     -----------

Total assets                                            $6,180,478      $7,000,157       $7,251,833      $7,482,817
                                                        ----------      ----------       ----------      ----------


                      Liabilities and Shareholders' Equity

Notes payable (Note 7)                                  $4,404,563      $5,333,164       $5,537,260      $3,501,705
Notes payable to related parties (Note 7)                  431,147         331,147          431,147          -
Accounts payable and accrued expenses                      260,644         127,231          266,636         366,236
Deferred tax liability (Notes 1 and 8)                     419,000         110,000           36,150         764,783
                                                       -----------     -----------     ------------     -----------

Total liabilities                                        5,515,354       5,901,542        6,271,193       4,632,724
                                                        ----------      ----------       ----------      ----------

Commitments and contingencies (Note 9)

Shareholders' equity
    Common stock ($.01 par value;
       10,000,000 shares authorized;
       2,250,000 shares issued and
       outstanding)                                         22,500          22,500           22,500          22,500
    Retained earnings                                      642,624       1,076,115          958,140       2,827,593
                                                       -----------      ----------      -----------      ----------

Total shareholders' equity                                 665,124       1,098,615          980,640       2,850,093
                                                       -----------      ----------      -----------      ----------

Total liabilities and shareholders' equity              $6,180,478      $7,000,157       $7,251,833      $7,482,817
                                                        ----------      ----------       ----------      ----------


                           RAMPART CAPITAL CORPORATION

                      Consolidated Statements of Operations



                                                               Year Ended                Ten Months Ended
                                                             December 31,                      October 31,

                                                         1996             1997            1997           1998
                                                     -------------   -------------    ------------   --------
                                                                                               (Unaudited)

Collections on asset pools                              $3,022,322      $2,555,363       $1,769,588      $5,478,589
Net rental and other income                                171,936         379,920          282,464         683,546
                                                       -----------     -----------      -----------     -----------

       Total revenue                                     3,194,258       2,935,283        2,052,052       6,162,135

Asset pool amortization                                 (1,402,453)     (1,166,063)        (859,204)     (2,276,641)
                                                        ----------      ----------      -----------      ----------

       Gross profit                                      1,791,805       1,769,220        1,192,848       3,885,494

General and administrative expenses                     (1,299,663)     (1,002,260)        (743,184)     (1,026,973)

Interest expense                                          (588,864)       (642,600)        (517,129)       (412,049)
                                                      ------------     -----------         --------     -----------

Income (loss) before income tax benefit
    (expense)                                              (96,722)        124,360         (67,465)       2,446,472

Income tax benefit (expense)                                35,255         309,131          382,981        (694,994)
                                                     -------------     -----------      -----------       ---------

Net income (loss)                                     $    (61,467)    $   433,491      $   315,516      $1,751,478
                                                      ------------     -----------      -----------      ----------

Basic net income (loss) per common share                    $(.03)            $.19             $.14            $.78
                                                            -----             ----             ----            ----

Diluted net income (loss) per common share                  $(.03)            $.19             $.14            $.78
                                                            -----             ----             ----            ----

Average common shares outstanding
    (Note 11)                                           2,250,000        2,250,000        2,250,000        2,250,000
                                                        ---------       ---------       ---------        ---------

                           RAMPART CAPITAL CORPORATION

                 Consolidated Statement of Shareholders' Equity



                                                      Common                 Retained
                                                        Stock                Earnings                  Total

Balance, December 31, 1995                               $22,500             $   704,091            $   726,591

Net loss                                                   -                     (61,467)               (61,467)
                                                    ------------            ------------           ------------

Balance, December 31, 1996                                22,500                 642,624                665,124

Net income                                                 -                     433,491                433,491
                                                    ------------             -----------            -----------

Balance, December 31, 1997                                22,500               1,076,115              1,098,615

Net income (unaudited)                                     -                   1,751,478              1,751,478
                                                    ------------              ----------             ----------

Balance, October 31, 1998 (unaudited)                    $22,500              $2,827,593             $2,850,093
                                                         -------              ----------             ----------



                           RAMPART CAPITAL CORPORATION

                      Consolidated Statement of Cash Flows


                                                              Year Ended                Ten Months Ended
                                                             December 31,                     October 31,
                                                     ---------------------------     --------------------
                                                         1996             1997           1997            1998
                                                     -------------   -------------   -------------   --------
                                                                                               (Unaudited)

Cash flows from operating activities
   Net income (loss)                                  $    (61,467)     $   433,491    $   315,516       $1,751,478
   Adjustments to reconcile net income
      (loss) to net cash provided (used) by
      operating activities
         Depreciation                                        9,434          13,852          11,543           11,167
         Changes in operating assets and
           liabilities
            Asset pool amortization                      1,402,453       1,166,063         859,204        2,276,641
            Purchase of asset pools                       (483,207)       (299,961)       (270,182)      (1,352,782)
            Other costs capitalized with asset
               pools                                      (365,419)       (856,686)       (750,716)        (402,937)
            Decrease (increase) in other assets            (14,184)          1,410         (15,026)         (75,898)
            Decrease (increase) in accounts
               payable and accrued expenses                (49,997)       (133,413)          5,992          239,005
            Increase (decrease) in deferred tax
               liability                                   (35,387)       (309,000)       (382,850)         654,783
                                                      ------------     -----------     -----------      -----------

                  Net cash provided (used) by
                     operating activities                  402,226          15,756        (226,519)       3,101,457
                                                       -----------    ------------     -----------       ----------

Cash flows from investing activities
   Acquisition of subsidiaries, net of cash
      acquired    -                                       (881,134)       (881,134)          -
   Purchase of investment real estate                       -               -                -             (138,151)
   Purchase of property and equipment                      (34,460)          -               -              (22,424)
                                                      ------------ --------------------------------    ------------
                  Net cash used by investing
                     activities                            (34,460)       (881,134)        (881,134)       (160,575)
                                                      ------------     -----------      -----------     -----------

Cash flows from financing activities
   Proceeds from notes payable to related
      parties                                              450,000          -                -               -
   Payments on notes payable to related
      parties                                              (18,853)       (100,000)          -             (331,147)
   Proceeds from notes payable                              -            1,931,601        1,905,697         805,000
   Payments on notes payable                              (218,797)     (1,003,000)        (773,000)     (3,077,749)
   Payments on notes payable to officers                  (126,875)         -                -               -
   Payments on note payable - other                       (535,000)           -               -               -
                                                       -----------  -------------------------------------------

                  Net cash provided (used) by
                     financing activities                 (449,525)        828,601        1,132,697      (2,603,896)
                                                       -----------    ------------       ----------      ----------

   Net increase (decrease) in cash                         (81,759)        (36,777)          25,044         336,986

   Cash at beginning of period                             140,050          58,291           58,291          21,514
                                                       -----------    ------------      -----------    ------------

   Cash at end of period                               $    58,291     $    21,514      $    83,335     $   358,500
                                                       -----------     -----------      -----------     -----------

                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements

           (Information as of and for the ten months ended October 31,
                           1998 and 1997 is unaudited)



Note 1   -    Nature of Business and Summary of Significant Accounting Policies

              Description of business

              Rampart Capital Corporation (the "Company"), established in March 1994, is a specialized financial services company which evaluates, acquires, manages, services and disposes of portfolios of non-performing debt and other forms of legal obligations. A significant amount of loans are secured by real estate and other financial assets. The Company purchases these loan pools at substantial discounts from their outstanding legal principal amounts from financial institutions and regulatory agencies in the United States. Purchased loan pools are acquired by public sealed bid sales of portfolios of loans, by sealed bid sales limited to a small number of invited participants and by negotiated transactions on behalf of the Company.

              Basis of consolidation

              The  consolidated  financial  statements  include the  accounts of
              Rampart  Capital   Corporation   and  all  of  its   subsidiaries.
              Intercompany accounts and transactions have been eliminated.

              Purchased asset pools

              At the acquisition date, the purchased asset pools consist of non-performing debts and legal obligations, including commercial and industrial loans, commercial real estate loans, multifamily residential loans, judgments and deficiency balances. All of the debts were purchased at substantial discounts from their outstanding legal principal amounts. Subsequent to acquisition, debts are considered performing if debt service payments are made in accordance with the original or restructured terms of the notes. At the acquisition date, the aggregate cost of the purchased loan pools is allocated to individual assets based on their relative values within the pool.

              Subsequent to acquisition, the purchased asset pools are periodically revalued and carried at the lower of cost or fair value. The estimated fair value is calculated by projecting cash flows on an asset by asset basis through management's estimates that reflect the credit and interest rate risk inherent in the assets. Any allowance to reduce cost to fair value on purchased asset pools is recorded as a provision for possible loss on the purchased asset pools during the period determined. No material allowances or provisions were required to adjust the carrying values of the purchased asset pools as of December 31, 1997 or 1996 or October 31, 1998.

              Interest and rents collected on loans and other real estate in the purchased asset pools are recognized as part of the proceeds from disposition of purchased asset pools. Gross profit from dispositions and payments received on purchased asset pools are recognized as income to the extent that proceeds collected on the asset pool exceed a pro rata portion of allocated cost from the purchased asset pools.

                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements

           (Information as of and for the ten months ended October 31,
                           1998 and 1997 is unaudited)



Note 1   -    Nature of Business and Summary of Significant Accounting Policies
              (Continued)

              Foreclosed assets

              Foreclosed assets acquired in settlement of notes are recorded at the lower of allocated cost or fair market value. Costs relating to the development and improvement of foreclosed assets are capitalized, whereas those relating to holding foreclosed assets are charged to expense.

              Property and equipment

              Property  and  equipment  is  stated  at  cost  less   accumulated
              depreciation. Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the assets range from three to five years. Commercial rental property is depreciated over 40 years.

              Expenditures for major acquisitions and improvements are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. When property and equipment are sold or retired, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

              Income taxes

              The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. This statement requires the use of an asset and liability approach for financial accounting and reporting purposes and also requires deferred tax balances to be adjusted to reflect the tax rates in effect when those amounts are expected to be payable or refundable.

              Deferred income taxes are provided for differences in timing in reporting certain expenses for financial statement and Federal income tax purposes. Deferred income taxes result primarily from the use of a modified cost recovery method for financial statement reporting and the cost recovery method for tax reporting in recognizing asset pool amortization.

              Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the estimation of future collections on purchased loan pools used in determining the value of individual assets within the purchased loan pool and the periodic revaluation for possible loss. Actual results could differ materially from those estimates.

                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements

           (Information as of and for the ten months ended October 31,
                           1998 and 1997 is unaudited)



Note 1   -    Nature of Business and Summary of Significant Accounting Policies
             (Continued)

              Unaudited interim financial data

              The interim financial data as of and for the ten months ended October 31, 1998 and 1997 are unaudited; however, in the opinion of management, the interim financial data include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for these interim periods. The interim financial data are not necessarily indicative of the results of operations for a full fiscal year.

              Concentration of credit risk

              The Company maintains its cash with major U.S. banks and, from time to time, these amounts exceed the Federally insured limit of $100,000. The terms of these deposits are on demand to minimize risk. The Company has not incurred losses related to these deposits.

              The non-performing nature of the purchased asset pools subjects the Company to substantial credit risk.

              Reclassifications

              Certain reclassifications have been made to the 1996 financial statements to conform with the 1997 presentation. These reclassifications had no effect on the 1996 net loss or shareholders' equity.

Note 2   -    Acquisitions

              During 1997, the Company acquired certain corporate subsidiaries and assets of MCorp Trust, MCorp Financial Trust, and MCorp Management Trust (collectively the "MCorp Trusts"). The MCorp Trusts were created pursuant to a confirmed Plan of Reorganization in the Chapter 11 bankruptcy estates of MCorp, Inc., MCorp Management, Inc., and MCorp Financial, Inc. The assets of the MCorp Trusts consisted of:

                 Performing loans                                                                 $  2,432,000
                 Foreclosed real property                                                              189,000
                 Non-performing loans                                                               34,060,000
                                                                                                  ------------
                                                                                                    36,681,000
                 Discount required to reflect purchase price at unamortized cost                   (35,799,866)
                                                                                                  ------------

                 Cash paid, net of cash acquired                                                 $     881,134
                                                                                                 -------------


                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements

           (Information as of and for the ten months ended October 31,
                           1998 and 1997 is unaudited)



Note 2   -    Acquisitions (Continued)

              The acquisition has been accounted for as a purchase. Accordingly, the results of the operations of the acquired businesses have been included in the Company's consolidated results of operations from the date of acquisition. The impact of these acquisitions on the results of operations for 1997 is not material, except as described in Note 7.

              Additionally,   in  1997,   the  Company   acquired  100%  of  the
              outstanding common stock of two other unrelated entities by executing against a judgment creditor.

Note 3   -    Purchased Asset Pools, Net

              Purchased asset pools, as summarized by management, are as follows:

                                                                          December 31,              October 31,
                                                                     1996               1997            1998
                                                                                                     (Unaudited)

                Debtors' obligations on outstanding balances of:
                      Performing loans                              $  4,265,585     $  5,913,188      $  5,114,664
                      Non-performing loans                            23,619,992       48,274,794        13,766,593
                      Foreclosed real property assets
                         and mineral rights                            8,470,649        9,223,253         7,512,314
                                                                    ------------     ------------       -----------

                                                                      36,356,226       63,411,235        26,393,571
                  Discount required to reflect purchase
                    price at unamortized cost                        (30,943,570)     (57,126,861)      (21,811,424)
                                                                    ------------     ------------       -----------

                  Purchased asset pools, net                        $  5,412,656     $  6,284,374      $  4,582,147
                                                                    ------------     ------------      ------------

              The purchased asset pools are pledged to secure notes payable to banks and others (see Note 7).

              During 1998, based upon further review and evaluation of assets acquired from MCorp Trusts (see Note 2), most of the non-performing loans were written off as noncollectible. The related discount to amortized cost was proportionately reduced.

              Non-cash transactions

              During the ten months ended October 31, 1998, the Company reclassified purchased asset pool assets with a cost basis of $360,001 and $296,304 to commercial rental property and investment real estate, respectively.

                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements

                 (Information as of and for the ten months ended
                     October 31, 1998 and 1997 is unaudited)



Note 4   -    Commercial Rental Property, Net

              Commercial rental property consists of the following:

                                                                          December 31,              October 31,
                                                                     1996               1997            1998
                                                                                                     (Unaudited)

              Commercial rental property, at cost                    $390,203          $390,203           $750,204
              Accumulated depreciation                                 -                 (9,349)           (13,256)
                                                               --------------        ----------         ----------

              Commercial rental property, net                        $390,203          $380,854           $736,948
                                                                     --------          --------           --------

     Gross rental income from the property amounted to approximately $280,000 for both 1997 and 1996, and $370,000 for the ten months ended October 31, 1998.

Note 5   -    Notes Receivable From Related Parties

              During June 1998, the Company sold a property to a buyer comprised of a consortium of related parties in exchange for notes receivable totaling $525,000. Principal plus interest at 10% per annum is due June 2001.

Note 6   -    Property and Equipment, Net

              Property and equipment, net, consists of the Company's furniture and equipment and is recorded at cost. Accumulated depreciation on the Company's furniture and equipment amounted to $35,751, $31,248 and $43,009 as of December 31, 1997 and 1996, and October 31, 1998, respectively.

                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements

           (Information as of and for the ten months ended October 31,
                           1998 and 1997 is unaudited)



Note 7   -    Notes Payable

              Notes payable consist of the following:

              Notes payable


                                                                                       December 31,              October 31,
                                                                                         1996               1997            1998
                                                                                                                        (Unaudited)


              $5,000,000  bank line of credit,  secured by notes  receivable and
              real  estate   comprising   the   purchased   asset  pools  and  a
              shareholders'  certificate of deposit;  principal payable based on proceeds from  disposition and payments  received on the purchased asset  pools;  interest  payable  monthly at the bank's prime rate plus 1.5% per annum  (10% and 9.75% as of  December  31,  1997 and
              1996, respectively), with the remaining unpaid
              principal and interest due September 30, 1999                         $2,454,563         $3,933,164       $3,060,000

              $2,000,000  term  note  payable  to  bank,  secured  by the  notes receivable and real estate  comprising  the purchased  asset pools and a shareholder's certificate of deposit;  principal payments of
              $100,000 due quarterly  beginning December 1996;  interest payable monthly  at the  bank's  prime  rate plus 1.5% per annum  (10% and
              9.75% as of December  31, 1997 and 1996,  respectively),  with the remaining unpaid principal and interest paid September
              30, 1998                                                             1,950,000          1,400,000           -

              $441,705 term note payable to a third party  corporation,  secured by real estate;  principal  and  interest  payments of $24,827 due semi-annually  beginning  December 1998; bearing a stated interest rate of 9.5% per annum,  with the remaining  unpaid  principal and interest
              due June 2002                                                           -                  -               441,705
                                                                                    -----------------  ----------------- --

                                                                                    $4,404,563         $5,333,164       $3,501,705
                                                                                    ----------         ----------       ----------

                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements

           (Information as of and for the ten months ended October 31,
                           1998 and 1997 is unaudited)



Note 7   -    Notes Payable (Continued)

              Notes payable to related parties

                                                                                      December 31,              October 31,
                                                                                        1996               1997            1998
                                                                                                        (Unaudited)

              Unsecured  promissory note payable to a Company
              officer,  accruing  interest  at 12% per annum,
              paid June 30, 1997                                                  $   100,000   $         -         $      -

              Unsecured   promissory   notes  payable  to  various   trusts  and
              individuals  affiliated with a Company officer,  accruing interest at 12% per annum, with all outstanding  principal and interest due
              December 31, 1998, paid February
              1998                                                                    331,147            331,147           -
                                                                                  ------------        -----------   ---------

                                                                                  $   431,147        $   331,147    $      -
                                                                                   -----------        -----------    --------

              Interest  paid during 1997 and 1996,  and the period ended October
              31, 1998 on all of the Company's  debt  instruments,  approximated
              $642,000, $589,000, and $412,000, respectively. Of this, $152,000,
              $137,000 and $4,000 was paid to related parties during 1997, 1996, and the period ended October 31, 1998, respectively, inclusive of $102,000 paid during 1997 and 1996, and $84,000 during the period ended October 31, 1998 to a shareholder for the pledge of the shareholder's personal collateral against the Company's notes payable to bank.

              During 1996, a note payable to a former shareholder in the amount of $535,000 was paid in full.

              Non-cash transaction

              During the ten months ended October 31, 1998, the Company acquired real estate in exchange for a $441,705 note payable to the seller.

Note 8   -    Income Taxes

              The deferred tax  liability as of December 31, 1997 and 1996,  and
              October 31, 1998 arises from the use of a modified  cost  recovery method for  financial  statement  purposes  and the cost  recovery method of revenue recognition for purchased loan pools for Federal income  tax  purposes.  The  Company's  deferred  tax  asset as of
              December 31, 1997 and October 31, 1998  consists of net  operating
              loss  carryforwards  ("NOLs")  of  approximately   $2,481,000  and
              $51,200,000, which expire from 2008 through 2012.


                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements

           (Information as of and for the ten months ended October 31,
                           1998 and 1997 is unaudited)



Note 8   -    Income Taxes (Continued)

              Included in the Company's NOLs at December 31, 1997 are approximately $846,000 available to the Company by virtue of their 1997 acquisition of the subsidiaries and assets of the MCorp Trusts (the "Mcorp Acquisition") (see Note 2). At October 31,
              1998, based upon further review of the MCorp Acquisition and completion of the Company's 1997 Federal income tax return, management believes the Company has a reasonable position to support full utilization of the NOLs related to the MCorp Acquisition. Accordingly, management believes the Company has available NOLs of approximately $51,200,000 at October 31, 1998.

              The ultimate realization of the resulting net deferred tax asset is dependent upon generating sufficient taxable income prior to expiration of the NOLs. Due to the nature of these NOLs and since realization is not assured, management has established a valuation allowance relating to the deferred tax asset. The ability of the Company to realize the deferred tax asset is periodically reviewed and the valuation allowance adjusted accordingly.

              Deferred income taxes have been established for the effects of differences in the bases of assets and liabilities for financial reporting and income tax purposes. The provision for income tax expense (benefit), consisting entirely of deferred income taxes, is reconciled with the Federal statutory rate as follows:

                                                          1996                1997                   1998
                                                          -------------                  --------------
                                                    Amount     Rate       Amount      Rate      Amount       Rate
                                                                                                    (Unaudited)

                Tax at statutory rate               $(32,885)  34.0%    $   42,284    34.0%      $831,800    34.0%
                Acquisition of net operating
                   loss carryforward                  -         -         (325,710) (261.9)      (136,806)   (5.6)
                State and other, net                  (2,370)   2.4        (25,705)  (20.5)        -            -
                                                  ----------  -----     ----------   ----- --------------    ----

                Income tax (benefit) expense        $(35,255)  36.4%     $(309,131) (248.4)%     $694,994    28.6%
                                                    --------   ----      ---------  ------       --------    ----

              The components of the Company's deferred tax liability are summarized as follows:

                                                                          December 31,              October 31,
                                                                     1996               1997            1998
                                                                                                       (Unaudited)

                  Book basis of purchased asset pools,
                     net, in excess of tax basis                     $(866,889)      $(1,065,000)      $(1,617,783)
                  Net operating loss carryforward                      447,889           955,000        19,712,000
                  Valuation allowance                                   -                 -            (18,859,000)
                                                               --------------- -----------------       -----------

                  Deferred tax liability, net                        $(419,000)     $   (110,000)     $   (764,783)
                                                                     ---------      -------------     ------------


                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements

           (Information as of and for the ten months ended October 31,
                           1998 and 1997 is unaudited)



Note 9   -    Commitments and Contingencies

              Litigation

              The Company is involved in various legal proceedings in the ordinary course of business. In the opinion of management, the resolution of such matters should not have a material adverse impact on the financial condition of the Company. Subsequent to December 31, 1997, the Company evaluated its financial exposure to litigation and environmental risks associated with loan related assets and foreclosed real estate and elected to transfer and realign its assets based upon the element of risk associated with the different types of asset pools. Management believes that this restructuring of its assets within existing corporate entities will provide greater protection of its financial condition.

              Income participation

              Gross collections on two of the Company's asset pools are subject to a 6.75% participation by a joint venturer in the pools, in the amount by which and at such time that gross collections exceed the Company's cost to acquire and collect the pools. The Company's cost and gross collections on the pools subject to this participation are $1,360,000 and $1,467,000, respectively, as of December 31, 1997 and $1,116,000 and $1,026,000, respectively as of December 31, 1996. No expense has been recognized in connection with the agreement. Management currently estimates collection on these loans to be $3,194,000, and the total participation to be approximately $125,000.

              The note agreements associated with the notes payable to various trusts and individuals (collectively, the "Lenders") affiliated with a Company officer call for the Lender's participation in the net cash receipts, after recovery of the purchase price of the loans in the combined amount of 6.58% of loan pool 95M003 and 13.165% of FDIC Pool 96LJ01. During 1998, the Company's obligations under these participation agreements were paid in full.

              Operating leases

              The Company leases vehicles under operating leases which expire November 1999. Future minimum rental payments required by these leases are estimated as follows:

                                      Year Ending
                                    December 31,

                                         1998                $21,905
                                         1999                 20,079
                                                              -------

                                         Total               $41,984

                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements

           (Information as of and for the ten months ended October 31,
                           1998 and 1997 is unaudited)



Note 9   -    Commitments and Contingencies (Continued)

              Total expense incurred under these and other month-to-month rental agreements totaled $21,905 and $15,575 during 1997 and 1996, respectively.

              Office space

              The Company's offices are located in space presently provided at no direct cost by the firm providing legal counsel to the Company.

Note 10  -    Revenue Concentrations

              During 1997, collections from a single debtor accounted for approximately 15% of the total revenue of the Company. During the ten months ended October 31, 1998, proceeds from a single transaction amounted to 29% of total revenue of the Company, and collections arising from settlement with an individual debtors obligation amounted to 10% of total revenue of the Company.

Note 11 -     Subsequent Event

              Stock split and preferred stock

              In December 1998, the Board of Directors approved (i) an increase in the authorized number of shares of common stock to 10,000,000,
              (ii) a 3,000-for-1 stock split of issued and outstanding common shares and (iii) authorization of 10,000,000 shares of $.01 par value preferred stock. All common shares, per share and option information in the accompanying financial statements has been restated to reflect the effect of the split and change in authorized shares.

              Proposed public offering

              The Company intends to file a Registration Statement with the SEC for the sale of 1,500,000 shares of common stock.

              Stock compensation plan

              In December 1998, the 1998 Stock Compensation Plan (the "Plan") was approved by the Board of Directors ("Board") and by the shareholders. The provisions of the Plan provide for 375,000 shares of Company common stock to be granted as incentive compensation to employees, officers, directors and/or consultants of the Company and its subsidiaries. The number of shares and the shares granted are subject to adjustment in the event of any change in the capital structure of the Company. Further, the Plan provides for issuance, at the discretion of the Board, of (i) incentive stock options ("ISO's") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or (ii) non-qualified options. The exercise price of any option will not be less than the fair market value of the shares at the time the option is granted, and exercise will be required within 10 years of the grant date. The Plan will terminate in 2008.

                           RAMPART CAPITAL CORPORATION

                   Notes to Consolidated Financial Statements

           (Information as of and for the ten months ended October 31,
                           1998 and 1997 is unaudited)



Note 11 -     Subsequent Event (Continued)

              Stock compensation plan (continued)

              The Plan permits the award of Stock Appreciation Rights ("SARs") to optionees. The Committee may award to an optionee, with respect to each share of Common Stock covered by an option (a "Related Option"), related SAR permitting the optionee to be paid the appreciation on the Related Option. A SAR granted with respect to an ISO must be granted together with the Related Option. A SAR granted with respect to a non-qualified option may be granted together with or subsequent to the grant of the Related Option. The exercise of the SAR shall cancel and terminate the right to purchase an equal number of shares covered by the Related Option.

              There have been no options granted under the Plan.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers.

         Pursuant to Section 2.02-1 of the Texas Business Corporation Act, a corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in his official capacity with the corporation including expenses and attorneys fees.
         Article  VI of the  Restated  Articles  of  Incorporation  provides  as follows:
         "The Corporation shall indemnify any director or officer, or former director or officer of the Corporation, or any person who may have served at its request as a director or officer of another corporation of which this Corporation owns shares of capital stock or of which it is a creditor to the fullest extent permitted by the Texas Business Corporation act and as provided in the By-laws of the Corporation."
         Article VII of the by-laws provides as follows:
         "Section 1.       Indemnification.
         The corporation shall indemnify its present or former directors and officers, employees, agents and other persons to the fullest extent permissible by, and in accordance with, the procedures contained in Article 2.02 of the Texas Business Corporation Act. Such indemnification shall not be deemed to be exclusive of any other rights to which a director, officer, agent or other person may be entitled, consistent with law, under any provision of the articles of Incorporation or By-laws of the corporation, any general or specific action of the board of directors, the terms of any contract, or as may be permitted or required by law."
         "Section 2.       Insurance and Other Arrangements
         "Pursuant to Section R of Article 2.02-1of the Texas Business Corporation Act, the corporation may purchase and maintain insurance or another arrangement on behalf of any person who is or was a director, officer, employee, or agent or the corporation or who is or was serving at the request of the corporation a a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, jpin venture, sole proprietorship, trust, employee benefit plan, or other enterprise, against any liability asserted against him or her and incurred by him or her in such capacity or arising out of his or her status as such person, whether or not the corporation would have the power to indemnify him or her against that liability under article 2.02-1 of the Texas Business Corporation Act." Item 25. Other Expenses of Issuance and Distribution

     Estimated expenses in connection with the public offering by the Company of the securities offered hereunder are as follows:
Securities and Exchange Commission Filing Fee                             $5,621
NASD Filing Fee*                                                           2,432
American Stock Exchange Application and Listing Fee                       20,000
Accounting Fees and Expenses*                                             40,000
Legal Fees and Expenses                                                   80,000
Printing*                                                                 40,000
Fees of Transfer Agent and Registrar*                                      5,000
Underwriters' Non-Accountable Expense Allowance                          300,000
Miscellaneous*                                                             6,947
                                                                          ----
Total*                                                                  $500,000
                                                                        ========
----------------
*        Estimated.


Item 26. Recent Sales of Unregistered Securities

         There were no transactions by the Registrant during the last three years involving the sale of securities which were not registered under the Securities Act:.

         Item 27. Exhibits

         Exhibit No      Item
         Exhibit 1.1     Form of Underwriting Agreement.(1)
         Exhibit 1.2     Form of Underwriters' Warrant Agreement.(1)
         Exhibit 3.1     Restated Articles of Incorporation of the
                         Registrant. (1)
         Exhibit 3.2     Bylaws of the Registrant (1)
         Exhibit 5.1     Opinion of Maurice J. Bates L.L.C.(2)
         Exhibit 10.1    1998 Stock Compensation Plan (1)
         Exhibit 10.2    Share Transfer Restriction Agreement. (1)
         Exhibit 21      Subsidiaries of the Registrant. (1)
         Exhibit 23.1    Consent of Pannell Kerr Forster of Texas, P. C.,
                         Certified Public Accountants.(1)
         Exhibit 23.2    Consent of Maurice J. Bates,  L.L.C.  is contained
                         in his opinion  filed as Exhibit 5.1 to
                         this registration statement.(2)
         Exhibit 27      Financial Data Schedule (1)
         --------------
         (1) Filed herewith
         (2) To be filed by amendment

Item 28.  Undertakings

         The undersigned registrant hereby undertakes as follows:

         (1) To provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

         (3) For the purpose of determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering of those securities.

         (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.
         (5) In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the shares of the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
         (6)      For the  purposes  of  determining  any  liability  under  the
                  Securities  Act,  the  information  omitted  from  the form of prospectus  filed  as  part  of a  registration  statement  in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                                                         SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorizes this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on January 22, 1999.

                                   Rampart Capital Corporation.


                                 By: /s/ Charles W. Janke
                                Charles W. Janke, Chairman of the Board



                                POWER OF ATTORNEY

                  KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints Charles W. Janke and J. H. Carpenter, and each for them, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing), to sign any and all further amendments to this Registration Statement (including post-effective amendments), and to file same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                 Title                                 Date


/s/ Charles W. Janke                    Chairman of the Board                 January 22, 1999
------------------------
    Charles W. Janke                    (Principal Executive Officer)


/s/ J. H. Carpenter                     President                             January 22, 1999
--------------------
    J. H. Carpenter                     Director


/s/ Charles W. Presley                  Vice President, Chief Financial       January 22, 1999
----------------------
    Charles W. Presley                  Officer, Treasurer
                                       (Principal Financial Officer)


/s/ James J. Janke                      Director                              January 22, 1999
------------------
    James J. Janke


/s/ James W. Christian                  Director                              January 22, 1999
----------------------
    James W. Christian




